Kong
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Wanda Sports Group Company Limited
(Name of Subject Company)

Wanda Sports Group Company Limited
(Names of Persons Filing Statement)

Class A Ordinary Shares, no par value*
(Title of Class of Securities)

93368R 101**
(CUSIP Number of Class of Securities)

Honghui Liao
Chief Financial Officer
Wanda Sports Group Company Limited
9/F, Tower B, Wanda Plaza
93 Jianguo Road, Chaoyang District
100022, Beijing, People’s Republic of China
+86-10-8558-8813

With copies to:
Peter X. Huang, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
30/F, China World Office 2 No. 1,
Jianguomenwai Avenue
Chaoyang District,
Beijing 100004
People’s Republic of China
Tel: +86-10-6535-5577
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

◻	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

*
Not for trading, but only in connection with the listing on the Nasdaq Global Select Market of the American Depositary Shares (“ADSs”), with every two ADSs representing three class A ordinary shares, no par value, of the issuer.

**	This CUSIP number applies to the issuer’s ADSs.

Item 1. SUBJECT COMPANY INFORMATION.

(a) Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Wanda Sports Group Company Limited (the “Company”), a company limited by shares incorporated under the laws of Hong Kong. The Company’s principal executive office is located at 9/F, Tower B, Wanda Plaza, 93 Jianguo Road, Chaoyang District, 100022, Beijing, People’s Republic of China. The Company’s telephone number at this address is +86-10-8558-8813.

(b) Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s class A ordinary shares, with no par value (“Class A Ordinary Shares”), and American depositary shares (“ADSs”), with every two ADSs representing three Class A Ordinary Shares. The ADSs were issued under a facility created pursuant to the Deposit Agreement, dated as of July 26, 2019 and as amended, by and among the Company, Deutsche Bank Trust Company Americas (the “Depositary”), and holders and beneficial owners of ADSs issued thereunder (the “Deposit Agreement”).

As of December 16, 2020, there were (a) 61,907,582 Class A Ordinary Shares issued and outstanding (excluding shares in (c)), including 41,855,022 Class A Ordinary Shares represented by ADSs, (b) 146,967,707 class B ordinary shares of the Company, with no par value (“Class B Ordinary Shares,” together with the Class A Ordinary Shares, the “Shares”) and (c) 328,053 Class A Ordinary Shares (all of which are represented by ADSs) reserved (but not yet allocated) for issuance, settlement and allocation upon exercise or vesting of outstanding share incentive awards to purchase Class A Ordinary Shares under the Company’s Management Equity Incentive Plan.

Item 2. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address.

The filing person is the Company. The name, business address and business telephone number of the Company are set forth above in “Item 1. Subject Company Information—Name and Address.”

(b)-(c) Business and Background of the Company’s Directors and Executive Officers.

The name, citizenship, principal business address, principal occupation and business experience during the past five years of each of the Company’s directors and executive officers is set forth in Annex A hereto. None of the listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of federal or state securities laws. Unless otherwise indicated, all directors and executive officers of the Company are citizens of the People’s Republic of China. The business address of the directors and executive officers is 9/F, Tower B, Wanda Plaza, 93 Jianguo Road, Chaoyang District, 100022, Beijing, People’s Republic of China.

(d) Tender Offer and the Transaction.

This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Wanda Sports & Media (Hong Kong) Holding Co. Ltd. (“Purchaser”), a limited liability company incorporated under the laws of Hong Kong SAR, People’s Republic of China and a wholly-owned subsidiary of Wanda Culture Holding Co., Ltd., a limited liability company incorporated under the laws of Hong Kong SAR, People’s Republic of China (“Parent”), to acquire all of the outstanding Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) at an offer price of $1.70 per Class A Ordinary Share or $2.55 per ADS in cash (the “Offer Price”), without interest, upon terms, and subject to conditions, set forth in the Offer to Purchase and Letters of Transmittal (each as defined below). Parent is indirectly owned by Dalian Wanda Group Co., Ltd, which is ultimately controlled by Mr. Jianlin Wang, its chairman and president. As of the date hereof, Purchaser directly and indirectly holds (i) one Class A Ordinary Share and (ii) 146,967,707 Class B Ordinary Shares, which are all of the currently issued and outstanding Class B Ordinary Shares of the Company, representing approximately 70.4% of all the outstanding Shares and 90.5% of the total voting power represented by all outstanding Shares.

The Offer is disclosed in the Tender Offer Statement on Schedule TO (“Schedule TO”) filed by Purchaser and Parent with the U.S. Securities and Exchange Commission (the “SEC”) on December 23, 2020, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related letter of transmittal for Class A Ordinary Shares (the “Share Letter of Transmittal”) and the related letter of transmittal for ADSs (the “ADS Letter of Transmittal,” together with the Share Letter of Transmittal, “Letters of Transmittal”). The Offer to Purchase and forms of Letters of Transmittal are being mailed with this Schedule 14D-9 and are filed as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The obligation of Purchaser to purchase Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) tendered in the Offer is subject to the conditions that (a) no law, statute, rule or regulation shall have been enacted or promulgated by any governmental entity of competent jurisdiction (in a jurisdiction material to the business of the Company or Purchaser) which prohibits or makes illegal the consummation of the Offer, Second Step Option or the Deposit Agreement Termination/Delisting (each as defined below); and (b) no order or injunction of a court or governmental entity of competent jurisdiction (in a jurisdiction material to the business of the Company or Purchaser) shall have been in effect preventing the consummation of the Offer , Second Step Option or the Deposit Agreement Termination/Delisting in any material respect (collectively, the “Offer Conditions”). Subject to the satisfaction or waiver by Purchaser of the Offer Conditions, Purchaser will accept for payment, promptly after the expiration date of the Offer, all Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) tendered (and not validly withdrawn) under the Offer and pay for such Shares.

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended, the “Exchange Act”) the Offer on December 23, 2020. Subject to the terms and conditions of the Offer, the Offer will initially be scheduled to expire at 5:00 PM, New York City Time, on January 29, 2021, the date that is 24 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following commencement of the Offer.

Purchaser has reserved the right to initiate, immediately after the expiration of the Offer and acceptance of tendered Class A Ordinary Shares and ADSs, a subsequent offering period in accordance with Rule 14d-11 under the Exchange Act (the “Subsequent Offering Period”). During the Subsequent Offering Period, Purchaser will immediately accept and promptly pay for all validly tendered ADSs in the amount of US$2.55 per ADS and Class A Ordinary Shares in the amount of US$1.70 per Class A Ordinary Share.

The foregoing summary of the Offer is qualified in its entirety by the description contained in the Offer to Purchase and the Letters of Transmittal.

According to the Offer to Purchase, (i) the address of the principal executive office of Parent is Unit 606, 6th Floor, Alliance Building, 133 Connaught Road Central, Hong Kong, and the telephone number at such principal office is +86-10-8558-7385; and (ii) the address of the principal executive office of Purchaser is Room 1903, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong, and the telephone number at such principal officer is +86-10-8558-7385.

The information relating to the Offer, including the Offer to Purchase, the Letters of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov. This Schedule 14D-9 is also located on the SEC filings page of the Company’s Investor Relations website, and the Offer to Purchase and the other related materials are available directly from MacKenzie Partners, Inc., the information agent for the Offer, at toll free (800) 322-2885 or (212) 929-5500.

In connection with the commencement of the Offer, the Company has agreed to terminate the Deposit Agreement (the “Deposit Agreement Termination”), for which the Depositary will distribute a notice on December 23, 2020 notifying ADS holders of the Deposit Agreement Termination, to be effective upon January 29, 2021 (the “Deposit Agreement Termination Date”). Following the Deposit Agreement Termination Date and through March 1, 2020 (the “ADS Transitional Period”), each ADS holder will continue to be entitled, subject to the terms and conditions of the Deposit Agreement and any Depositary Sale (as defined below), to surrender ADSs and withdraw Class A Ordinary Shares upon payment by the holder of a cancellation fee of $0.05 per ADS payable to the Depositary and Hong Kong stamp duty of 0.2% of the value of the underlying Class A Ordinary Shares (a “Surrender/Withdrawal”), however, the Depositary will no longer provide any other service in respect of the ADSs, including registration of any transfers of ADSs between holders of ADSs. Other than through a Surrender/Withdrawal, an ADS holder will not receive any underlying Class A Ordinary Shares. Following the expiration of the ADS Transitional Period, an ADS holder will still be able to effect a Surrender/Withdrawal to the extent the Depositary has not sold all Class A Ordinary Shares represented by ADSs in a Depositary Sale; to the extent that any Class A Ordinary Shares have been sold in Depositary Sales, a Surrender/Withdrawal will result in the distribution of Class A Ordinary Shares and a pro rata distribution of cash proceeds (as described below) of such Depositary Sales. In addition, the Company will have undertaken the delisting of the ADSs from the Nasdaq Global Select Market (“Nasdaq”) by filing a Form 25 with the SEC (the “Delisting,” and together with the Deposit Agreement Termination, the “Deposit Agreement Termination/Delisting”), as a result of which there will no longer be a public market for the ADSs. The Delisting is expected to be effective upon, or shortly after, the Deposit Agreement Termination Date. As a result of the Deposit Agreement Termination/Delisting, which will precede any other Second Step Options (as defined below), the ADSs will no longer be tradeable and there will be no listing of any securities of the Company on any stock exchange in the United States or elsewhere.

The purpose of the Offer and the contemplated going private transactions in relation thereto is to acquire a sufficient number of Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) such that there are fewer than 300 holders of Class A Ordinary Shares of record, thereby allowing the Company to deregister its Class A Ordinary Shares under Section 12(g)(4) of the Exchange Act, and suspend its reporting obligations under the Section 15(d) of the Exchange Act (the “SEC Deregistration”).

You should be aware that various other actions are contemplated to cause the Company to fall below the 300-holder threshold. Following the expiration of the Offer and the Deposit Agreement Termination/Delisting, Purchaser envisions various possible scenarios to acquire remaining outstanding Class A Ordinary Shares (including Class A Ordinary Shares that had been represented by ADSs), depending upon whether or not Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) acquired by Purchaser during the offer period constitute not less than 90% in number of the total issued and outstanding Class A Ordinary Shares to which the Offer relates (including Class A Ordinary Shares represented by ADSs, but excluding (i) one Class A Ordinary Share owned by Purchaser and (ii) Class A Ordinary Shares represented by ADSs owned by certain holders of ADSs unaffiliated to Purchaser (the “Associates”)) (the “90% Threshold”).

•
Compulsory Acquisition. If the Offer is completed and the 90% Threshold has been met, Purchaser intends to undertake a compulsory acquisition of the remaining Class A Ordinary Shares that are not owned, directly or indirectly, by Purchaser and the Associates, in accordance with Division 4 of Part 13 of the Companies Ordinance (the “Compulsory Acquisition”). This acquisition would not require any consent or other actions of the shareholders of the Company or holders of ADSs (other than as set out in the Compulsory Acquisition Notice, as defined below) and would follow the Deposit Agreement Termination/Delisting.

By virtue of sending a Compulsory Acquisition notice (a “Compulsory Acquisition Notice”) to any remaining holders of Class A Ordinary Shares that are not owned, directly and indirectly, by Purchaser and the Associates (including any holders of Class A Ordinary Shares not tendered in the Offer, any holders of any Class A Shares delivered in a Surrender/Withdrawal, and the Depositary in respect of Class A Shares that it then holds), Purchaser would, pursuant to the Companies Ordinance, be entitled and bound to acquire from each such remaining holder, upon expiration of two months after the date of the Compulsory Acquisition Notice, all Class A Ordinary Shares then held by such holder at the Offer Price, unless any such remaining holder of Class A Ordinary Shares has successfully applied to the Court of First Instance of Hong Kong (the “Court”) within two months after the date on which the Compulsory

Acquisition Notices are given for an order to the contrary (i.e., that Purchaser would not be entitled and bound to acquire those Class A Ordinary Shares). Holders of Class A Ordinary Shares whose shares are acquired in a Compulsory Acquisition would be required to bear Hong Kong stamp duty of 0.1% of the value of the underlying Class A Ordinary Shares (with the remaining Hong Kong stamp duty of 0.1% of the value of the underlying Class A Ordinary Shares borne by Purchaser).

Upon successful completion of the Compulsory Acquisition, Purchaser would own, directly or indirectly, 100% of the Class A Ordinary Shares (other than Class A Ordinary Shares held by the Associates).

•
Depositary Sale. If the Offer is completed, however, without the 90% Threshold being met, with respect to any ADSs that have not been surrendered for cancellation during the ADS Transitional Period in a Surrender/Withdrawal, the Depositary may, after the expiration of the ADS Transitional Period and in accordance with the terms of the Deposit Agreement, sell any remaining Class A Ordinary Shares then held by it (which are represented by any ADSs that have not been surrendered for cancellation) in one or more transactions (each a “Depositary Sale”) and after a Depositary Sale may hold uninvested the net proceeds of any such Depositary Sale, together with any other cash then held by it under the Deposit Agreement, in an unsegregated account and without liability for interest for the pro rata benefit of the holders whose ADSs have not theretofore been surrendered for cancellation. The Depositary will promptly remit the proceeds of any Depositary Sale, net of a cancellation fee of $0.05 per ADS payable to the Depositary and Hong Kong stamp duty of 0.1% of the value of the underlying Class A Ordinary Shares (with the remaining Hong Kong stamp duty of 0.1% of the value of the underlying Class A Ordinary Shares borne by Purchaser in a Depositary Sale), to the holders of ADSs then outstanding through the payment mechanism of the Depository Trust Company. Any Depositary Sale would be at the sole discretion of the Depositary. According to the Offer to Purchase, Purchaser has indicated to the Depositary that it would be willing to purchase Class A Ordinary Shares in any Depositary Sale that the Depositary elects to undertake, at the Offer Price (without interest and subject to applicable fees and taxes).

•
Share Consolidation. If the Offer is completed without meeting the 90% Threshold, and taking into account any Depositary Sales, there remain 300 or more Class A Ordinary Shares of record, Purchaser may cause the Company, following completion of the Deposit Agreement Termination/Delisting, to effect a share consolidation (the “Share Consolidation,” and, together with the Compulsory Acquisition and any Depositary Sale, as applicable, collectively, the “Second Step Options”) to reduce the number of holders of Class A Ordinary Shares of record to below 300.  Purchaser reserves the right, in any event, to undertake a Share Consolidation, whether or not one or more Depositary Sales are effected, if the Offer is completed, the 90% Threshold has not been met and there remain 300 or more holders of Class A Ordinary Shares. The Share Consolidation would be subject to approval by the shareholders of the Company at an extraordinary general meeting of shareholders of the Company (a “General Meeting”). Purchaser would control sufficient votes on its own to convene a General Meeting and to approve the Share Consolidation.

As a result of the Share Consolidation, each of the then outstanding Class A Ordinary Shares would be converted into a fraction of a Class A Ordinary Share based on a share consolidation ratio to be determined separately by the Company, which shall be set for the purpose of reducing the number of the Company’s then holders of Class A Ordinary Shares of record to below 300. Holders of Class A Ordinary Shares who would own less than one Class A Ordinary Share following the Share Consolidation would no longer be shareholders of the Company and would receive a cash payment from Purchaser, for the fractional Class A Ordinary Shares they otherwise would hold, and holders of Class A Ordinary Shares who would hold more than one Class A Ordinary Share following the completion of the Share Consolidation would remain shareholders of the Company after the Share Consolidation, and would receive a cash payment from Purchaser for the fractional Class A Ordinary Shares they otherwise would hold. Payments for fractional shares would be equal to the Offer Price (i.e.,. the Offer Price multiplied by the number of Class A Ordinary Shares held immediately prior to the Share Consolidation corresponding to what otherwise would have been fractional shares), without interest and subject to Hong Kong stamp duty of 0.1% of the value of the fractional underlying Class A Ordinary Shares (with the remaining Hong Kong stamp duty of 0.1% of the value of the underlying Class A Ordinary Shares borne by Purchaser). Class B Ordinary Shares will be consolidated at the same share consolidation ratio.  Should it decide to pursue a Share Consolidation, Purchaser will discuss with the Depositary potential alternatives with respect to the outstanding ADSs.

If there are fewer than 300 holders of Class A Ordinary Shares of record, including any Class A Ordinary Shares not tendered in the Offer and any Class A Shares delivered in a Surrender/Withdrawal, before or after the Share Consolidation, and after giving effect to any Depositary Sale, Purchaser intends to cause the Company to undertake the SEC Deregistration.

For the purpose of this Schedule 14D-9, the Offer and any transactions undertaken in the Second Step Options (as applicable) are collectively referred to as the “Going Private Transactions.”

If a holder of Class A Ordinary Shares or ADSs does not tender his/her/its Class A Ordinary Shares or ADSs in the Offer, and continues after expiration of the Offer to hold Class A Ordinary Shares (including following a Surrender/Withdrawal), then if Purchaser does not undertake a Share Consolidation or, if it does and based on the share consolidation ratio, such holder retains some Class A Ordinary Share(s), such holder will remain a shareholder of the Company. However, there will be no public market for the then outstanding Class A Ordinary Shares after the Delisting, and the remaining shareholders will have limited rights to the Company’s information after the SEC Deregistration. In addition, after the Delisting, the Company will no longer be required to follow mandatory corporate governance standards promulgated by the listing rules of the Nasdaq.

Item 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or any of its affiliates, on the one hand, and (1) Parent, Purchaser or their respective executive officers, directors or affiliates, or (2) the Company’s executive officers, directors or affiliates, on the other hand.

On September 30, 2020, Purchaser delivered to the Board a preliminary non-binding proposal (the “Proposal”) announcing its intent to acquire all of the outstanding Class A Ordinary Shares, including Class A Ordinary Shares represented by ADSs, for a purchase price of US$1.67 per Class A Ordinary Share, or US$2.50 per ADS, in cash (the “Proposed Transaction”). The Board formed an independent board committee (the “Independent Board Committee”) comprised of Messrs. Edwin Fung and Kenneth Howard Jarrett, each of whom is an independent and disinterested director of the Company, to act on behalf of the Company to consider the Proposal by Parent.

The information set forth in (i) the sections of the Offer to Purchase that are titled “The Offer — Section 8. Certain Information Concerning Purchaser” and “Schedule B — Security Ownership of Certain Beneficial Owners and Management” and (ii) the sections in the Company’s annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC on May 22, 2020 (the “Form 20-F”) that are titled “Item 6.A. Directors and Senior Management,” “Item 6.B. Compensation,” “Item 6.C. Board Practices” and “Item 7.B. Related Party Transactions” are incorporated herein by reference.

The Independent Board Committee and the Board were aware of the contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest described below in this Item 3 and considered them along with other matters described below in “Item 4. The Solicitation or Recommendation—Reasons for the Offer and the Going Private Transactions; Recommendation of the Independent Board Committee; Recommendation of the Board; Fairness of the Offer and the Going Private Transactions”.

Arrangements between the Company and Parent and/or Certain of its Affiliates.

Transactions Related to the Company’s Corporate Structure

To comply with the applicable PRC laws, rules and regulations, the Company conducts its operations in China through certain variable interest entity, Wanda Sports Co., Ltd. (the “VIE”), and its subsidiaries, based on a series of contractual arrangements.

Pledge Contract

Pursuant to the pledge contract dated March 14, 2019 by and among Infront Sports & Media (China) Co., Ltd. (“Infront China”), the VIE and its shareholders, the shareholders of the VIE pledged all of their equity interests in the VIE to Infront China, to secure the VIE’s and its shareholders’ performance of their respective obligations under, where applicable, the exclusive call option agreement, exclusive services agreement and powers of attorney (described below). Such pledge of equity interests in the VIE has been registered under PRC law. If the VIE or any of its shareholders breaches its contractual obligations under these agreements, Infront China will be entitled to certain rights, including but not limited to the rights to auction or privately sell the pledged equity interests. Without the prior written consent of Infront China, the shareholders of the VIE may not transfer the pledged equity interests, or place or permit the existence of any other encumbrance on the pledged equity interests.

Exclusive Call Option Contract

Pursuant to the exclusive call option contract dated March 14, 2019 by and among Infront China, the VIE and its shareholders, the shareholders of the VIE granted Infront China an irrevocable and exclusive right to purchase, or to designate one or more persons to purchase, all or part of the equity interests held by the shareholders of the VIE at a price equals to the lower of (i) the actual capital contributions paid in the portion of the registered capital by the relevant shareholder for the equity interests to be purchased and (ii) the lowest price permitted under PRC law. Without the prior written consent of Infront China, the shareholders of the VIE may not transfer their equity interests in the VIE, or create any other encumbrance on their equity interests in the VIE.

Exclusive Services Agreement

Pursuant to the exclusive services agreement dated March 14, 2019 by and between Infront China and the VIE, the VIE engaged Infront China as the exclusive provider of specified business support and technical and consulting services. The VIE may not accept the same or similar services provided by any third party during the term of the agreement. Infront China is permitted to engage other persons to perform the services contemplated by the agreement. The VIE agrees to pay to Infront China specified service fees equal to the sum of 100% of the net profit of the VIE (the amount can be adjusted by consent of Infront China) on an annual basis.

Powers of Attorney

Pursuant to the respective powers of attorney dated March 14, 2019 issued by each shareholder of the VIE, each shareholder of the VIE irrevocably authorized Infront China to act on such shareholder’s behalf as his/her exclusive agent and attorney with respect to all matters concerning such shareholder’s shareholding in the VIE.

Beneficial Ownership of Shares by Purchaser and Parent

According to the Schedule TO, other than as set forth in the Offer to Purchase or Schedule B to the Offer to Purchase, no transactions in the Shares have been effected during the past 60 days by Parent, Purchaser or, to the best of their knowledge, any associate or controlled subsidiary of Parent, Purchaser, the Company or any person listed in Schedule A to the Offer to Purchase. See also “Arrangements with the Company’s Directors and Executive Officers”.

Arrangements with the Company’s Directors and Executive Officers.

In considering the recommendation of the Independent Board Committee and the Board set forth in “Recommendations of the Independent Board Committee and the Board of Directors” in Item 4, you should be aware that aside from their interests as shareholders (as applicable), the directors and executive officers of the Company may be considered to have interests in the Going Private Transactions that are different from, or in addition to, those of other shareholders generally.

The Independent Board Committee and the Board were aware of and have considered these interests, among other matters, in evaluating the Going Private Transactions, and in recommending that all of the holders of Class A Ordinary Shares and ADSs other than Purchaser, the Associates, and their respective affiliates ( the “Unaffiliated Security Holders”) accept the Offer and tender their Class A Ordinary Shares and/or ADSs in the Offer. The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between the Company and its executive officers or directors that relate to the Going Private Transactions. The Company’s shareholders should take these interests into account in deciding whether to tender their Class A Ordinary Shares and/or ADSs in the Offer.

Directors and Executive Officers of the Company

The Company’s directors and executive officers are as follows:

Directors and Executive Officers	Position/Title
Maojun Zeng	Chairman of the Board
Hengming Yang	President, Chief Executive Officer and Director
Honghui Liao	Chief Financial Officer and Director
Philippe Blatter	Vice Chairman of the Board; President and Chief Executive Officer of Infront Holding AG and its subsidiaries (the “Infront”) and Director
Yimin Gao	President and Chief Executive Officer of Wanda Sports Co., Ltd. and Director
Edwin Fung	Independent Director
Kenneth Jarrett	Independent Director

Unaffiliated Security Holders should be aware that the Company’s executive officers and directors have agreements or arrangements that may provide them with interests that may differ from, or be in addition to, those of shareholders of the Company generally. The Board was aware of these agreements and arrangements during its deliberations of the merits of the Offer and while determining to make the recommendation set forth in the Schedule 14D-9. These interests include:
•	the employment contracts certain executive officers of the Company have with Dalian Wanda Group Co., Ltd., an indirect parent company of Purchaser (“Dalian Wanda Group”);
•	the vested and unvested company options held by directors and executive officers of the Company;
•	the monthly compensation of $15,000 of each member of the Independent Board Committee in exchange for his services in such capacity; and
•	the continuation of service of the executive officers of the Company in positions that are substantially similar to their current positions.
Effect of the Going Private Transactions on Outstanding Shares Held by Directors and Executive Officers

If the executive officers and directors of the Company tender their Class A Ordinary Shares and/or ADSs for purchase pursuant to the Offer or their Shares, they will receive the same cash consideration on the same terms and conditions as the other shareholders of the Company.

After reasonable inquiry, the Company has not been notified by any executive officer, director, affiliate or subsidiary of the Company of his/its respective plan as to whether to tender any Class A Ordinary Shares/ADSs held of record or beneficially owned by such person or entity in the Offer.

Indemnification / Insurance

The Company’s directors and officers are entitled to, under the Company’s corporate governance documents and officers’ and directors’ liability insurance policies currently in effect, continued indemnification, advancement of expenses and director and officer insurance coverage.

Compensation of the Independent Board Committee

The Independent Board Committee consists of two independent members of the Board, Messrs. Edwin Fung and  Kenneth Howard Jarrett. On November 16, 2020, the Board unanimously adopted written resolutions providing that each member of the Independent Board Committee would receive a monthly compensation of $15,000 in exchange for his service on the Independent Board Committee. Such payment is not contingent upon the commencement or completion of the Offer or any alternative transactions (as defined below), or the Independent Board Committee’s recommendation of the Going Private Transactions or any alternative transactions.

In recommending and approving the compensation structure, the Board considered, among other things, other compensation structures for independent board committees/special committees of board of directors of other companies formed for purposes comparable to those for which the Independent Board Committee was formed. The Board considered the nature and scope of the Proposed Transaction and the time expected to be required by the Independent Board Committee members and determined that the compensation structure was consistent with comparable transactions that it had reviewed with its counsel.

Item 4. THE SOLICITATION OR RECOMMENDATION.

Recommendations of the Independent Board Committee and the Board of Directors.

The Independent Board Committee reviewed the terms and conditions of the Going Private Transactions, especially the terms of the Offer, with the assistance of its legal and financial advisors, and unanimously (a) determined that the Going Private Transactions are in the best interests of the Company and its shareholders, and are fair to the Unaffiliated Security Holders; and (b) recommended that the Unaffiliated Security Holders accept the Offer and tender their Class A Ordinary Shares and/or ADSs to Purchaser pursuant to the Offer.

Accordingly, for the reasons described in more detail below and based on the recommendation of the Independent Board Committee, the Board recommends that the Unaffiliated Security Holders accept the Offer and tender their Class A Ordinary Shares and/or ADSs to Purchaser in the Offer.

In reaching the conclusions and in making the recommendation described above, the Independent Board Committee and the Board took into account a number of reasons described under “Reasons for the Offer and the Going Private Transactions; Recommendation of the Independent Board Committee; Recommendation of the Board; Fairness of the Offer and the Going Private Transactions” below.

Background of the Offer and the Going Private Transactions

The Board and senior management of the Company have been reviewing periodically the Company’s long-term strategic plan with the goal of maximizing shareholder value. As part of this ongoing process, the Board and senior management of the Company also have periodically reviewed strategic alternatives that may be available to the Company.

On September 30, 2020, Purchaser delivered to the Board the Proposal announcing its intent to acquire all of the outstanding Class A Ordinary Shares, including Class A Ordinary Shares represented by ADSs, for a purchase price of US$1.67 per Class A Ordinary Share, or US$2.50 per ADS, in cash. In connection with finalizing the Proposal and preparing for the Proposed Transaction, Purchaser retained Deutsche Bank AG, Hong Kong Branch (“Deutsche Bank”) as its financial advisor and Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul Weiss”) as its legal counsel.
On October 3, 2020, the Board held a telephonic meeting to discuss, among other things, the Proposal. After due consideration of the Proposal, the Board resolved to establish the Independent Board Committee consisting of Messrs. Edwin Fung and Kenneth Howard Jarrett and grant the Independent Board Committee the authority and responsibilities to: (i) select and engage independent financial and legal advisors to advise the Independent Board Committee with respect to the Proposal and any transaction to acquire Class A Ordinary Shares (including ADSs) in connection with the Proposal; (ii) evaluate the Proposal and any transaction to acquire Class A Ordinary Shares (including ADSs) in connection with the Proposal; (iii) advise and make a recommendation to the Unaffiliated Security

Holders with respect to any transaction to acquire Class A Ordinary Shares (including ADSs) in connection with the Proposal; and (iv) review and approve relevant disclosure documents in any transaction to acquire Class A Ordinary Shares (including ADSs) in connection with the Proposal (the “Original Committee Authorities”). On October 6, 2020, the Company issued a press release regarding the formation of the Independent Board Committee and furnished to the SEC its press release as an exhibit to a current report on Form 6-K.

During the ensuing days, the Independent Board Committee considered the proposals of several investment banks and legal counsels, including their experience with similar transactions, reputation, knowledge of the relevant industry, fee proposals, and relevant qualifications of team members and potential conflicts of interests. After careful consideration, the Independent Board Committee decided to engage Houlihan Lokey (China) Limited (“Houlihan Lokey”) as its financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) as its legal counsel to assist the Independent Board Committee in evaluating and the negotiating the Proposed Transaction. Among the reasons for Houlihan Lokey’s and Skadden’s selection were their respective extensive experiences in similar transactions, strong reputation, significant experience dealing with China-based companies, and lack of existing material relationships with the Company or Purchaser. The Independent Board Committee, on behalf of the Company, retained Skadden on October 22, 2020 and Houlihan Lokey on October 23, 2020, respectively. On October 23, 2020, the Company issued a press release regarding the Independent Board Committee’s appointment of Houlihan Lokey as its financial advisor and Skadden as its legal counsel. On the same date, the Company furnished to the SEC its press release as an exhibit to a current report on Form 6-K.

On October 26, 2020, the Independent Board Committee convened an organizational meeting by telephone with Skadden and Houlihan Lokey. During the meeting, representatives of Skadden led the Independent Board Committee in a discussion of its key duties and responsibilities in the context of the Proposed Transaction, and Houlihan Lokey led the Independent Board Committee in a discussion regarding its financial due diligence requirement and work plan. Thereafter, the Independent Board Committee discussed with its advisors, among other things, certain shareholder inquiry letter that they had received regarding the Proposed Transaction and instructed Houlihan Lokey to review the inquiry letter and take into consideration any reasonable suggestions from the shareholder when conducting its financial analysis on the Company. Following such discussion, the Independent Board Committee invited representatives of Paul Weiss to join the meeting on behalf of Purchaser to provide clarification on certain key commercial and legal terms of the Proposed Transaction contemplated by Purchaser. Representatives of Paul Weiss shared with the Independent Board Committee and its advisors certain backgrounds and preliminary thoughts of Purchaser with respect to the structure and key terms of the Proposed Transaction, including that (i) Purchaser proposed to make a tender offer to facilitate the Delisting and SEC Deregistration; (ii) Purchaser proposed to have the acceptance of tendered Class A Ordinary Shares and ADSs conditioned upon the satisfaction of 90% Threshold and certain other conditions customary to similar transactions; and (iii) Purchaser did not intend to have any financing condition to the Offer. The Independent Board Committee then requested its advisors to engage in discussion with Purchaser to better understand the various steps in connection with Purchaser’s proposal.

From October 26, 2020 to November 16, 2020, the Independent Board Committee had several discussions with representatives of Skadden and the Company to lay out in more details, and to reinforce, the authority of the Independent Board Committee in relation to its review and evaluation of the Proposed Transaction. The Board adopted resolutions in a meeting held on November 16, 2020 to grant the Independent Board Committee all such power and authority as may be necessary or advisable to permit the Independent Board Committee to effectively exercise the Original Committee Authorities and discharge its duty in relation thereto, including without limitation the power and authority, at the Company’s expenses, to: (i) participate in the negotiation on the Company’s behalf of proposed terms of the Proposed Transaction or any alternative transaction to the Proposal, either separately or as part of the Proposal (each such alternative transaction, an “Alternative Transaction”); (ii) advise and make a recommendation to the Unaffiliated Security Holders with respect to the Proposed Transaction or any Alternative Transaction; (iii) review, evaluate and negotiate the terms and conditions of the Proposed Transaction or Alternative Transaction and to respond to any communications, inquiries, or proposals regarding the Proposal or any Alternative Transaction; (iv) be given full access to all such books, records and other information and documents of, or in the possession of the Company, or available to the Company to assist it in its evaluation of the Proposal or any Alternative Transaction; and (v) explore, investigate, and consider any Alternative Transaction and matters related thereto as the Independent Board Committee deems appropriate (together with the Original Committee Authorities, collectively “Committee Authorities”).

Starting from October 26, 2020 through December 4, 2020, as directed by the Independent Board Committee, representatives of Houlihan Lokey had several discussions with members of the management of the Company and Infront in connection with Houlihan Lokey’s financial due diligence on the Company, including, among others, receiving from, and discussing with, the management of the Company certain financial projections prepared by the management of the Company in relation to the Proposed Transaction (the “Financial Projections”).

From October 27, 2020 to November 12, 2020, representatives of Skadden and Paul Weiss had a number of discussions on the key legal and commercial terms of the Proposed Transaction contemplated by Purchaser, including, among other things, different approaches to complete the Proposed Transaction (including the Second Step Options), the terms and conditions of the Offer, and the source of funding of Purchaser. On behalf of Purchaser, Paul Weiss noted that the Offer would be made by Purchaser on the basis that the Company would approve the Deposit Agreement Termination/Delisting before or at the same time when the Offer is commenced. Paul Weiss also noted that Purchaser was not interested in selling any of the Class B Ordinary Shares of the Company it owned. After such discussion, representatives of Skadden reported to the Independent Board Committee during a teleconference meeting held on November 13, 2020 more details on the proposed structure of the Proposed Transaction contemplated by Purchaser, including the transactions contemplated in the Second Step Options.

From October 21, 2020 to November 16, 2020, the Company and representatives of the Depositary discussed the possibility of revising the termination procedure of the Deposit Agreement. Following such discussions, the Company and the Depositary agreed to enter into an amendment to the Deposit Agreement then in effect (the “Amendment to the Deposit Agreement”) to (i) shorten the notice period necessary to terminate the Deposit Agreement to 30 days; and (ii) shorten the period after which the Depositary may sell any Class A Ordinary Shares then held by it following the Deposit Agreement Termination to 30 days. The Amendment to the Deposit Agreement would help streamline the time periods required by the Deposit Agreement Termination and the Depositary Sale, if necessary.

On November 16, 2020, the Board held a teleconference meeting to (i) discuss and adopt resolutions to approve and authorize the execution of the Amendment to the Deposit Agreement; and (ii) hear the presentation made by the management of the Company in connection with the rationale of the Delisting. During the meeting, the Board unanimously approved the Amendment to the Deposit Agreement.

On November 18, 2020, the Company filed with the SEC the Form F-6 Amendment (Registration No. 333-232618) in relation to the Amendment to the Deposit Agreement. On November 20, 2020, the Form F-6 Amendment went effective and the Depositary circulated on November 23, 2020 to the holders of the ADSs a notice informing them of the changes to the Deposit Agreement as indicated in Form F-6 Amendment.

On November 23 and November 26, 2020, the Independent Board Committee held teleconference meetings to discuss, among other things, the financial analysis model and valuation methods Houlihan Lokey proposed to adopt and apply for its financial analysis, as well as Houlihan Lokey’s preliminary feedback of its financial due diligence work on the Company. The Independent Board Committee discussed extensively with representatives of Houlihan Lokey and exchanged views on various aspects of the Financial Projections as well as on issues relating to Houlihan Lokey’s financial analysis and fairness evaluation.

On November 30, 2020, the Independent Board Committee held a teleconference meeting with the management of the Company to discuss the Financial Projections, and the reasons and assumptions the management of the Company had considered in making the Financial Projections. After discussion, the Independent Board Committee approved the Financial Projections for use by Houlihan Lokey to conduct its financial analysis.

On December 4, 2020, the Independent Board Committee held a teleconference meeting with Houlihan Lokey and Skadden to hear and discuss the presentation made by Houlihan Lokey on its preliminary financial analysis. The Independent Board Committee discussed in detail with Houlihan Lokey the valuation methods adopted by Houlihan Lokey as well as the factors Houlihan Lokey considered in adopting such methods. Houlihan Lokey advised the Independent Board Committee of the ranges of the prices that Houlihan Lokey believed can fairly present the value of the Company under different valuation methods. The Independent Board Committee noted that the offer price proposed by Purchaser fell within the valuation ranges in the preliminary financial analysis conducted by Houlihan Lokey, but believed that they should still try to seek an improvement to the offer price from Purchaser so as to obtain the highest price reasonably available to the Unaffiliated Security Holders and instructed Houlihan Lokey to notify Deutsche Bank of the request.

Between December 4, 2020 and December 11, 2020, representatives of Skadden and Paul Weiss discussed certain terms and conditions of the Offer, and it was subsequently agreed that (i) the Offer would not be conditioned upon the 90% Threshold having been met, and (ii) Purchaser will reserve the right to keep open the Subsequent Offering Period following the acceptance of the ADSs and Class A Ordinary Shares tendered during the Offer, if the 90% Threshold is not met. Representatives of Houlihan Lokey and Skadden timely reported to, and discussed extensively with, the Independent Board Committee the developments on the Offer terms and conditions as agreed by Purchaser. During the discussions, the Independent Board Committee also noted that, given Purchaser controls over 90% voting power in the Company and does not intend to sell Class B Ordinary Shares it holds, reaching out to third parties to assess such third parties’ potential interest in an alternative transaction would be highly unlikely to produce a competing offer. Concurrently, representatives of Houlihan Lokey and Deutsche Bank discussed the Independent Board Committee’s request for the potential improvement to the offer price, and exchanged views on the factors considered and assumptions made during their respective financial analysis process, including, among others, the uncertainty for the Company to prolong its media rights contracts with Lega Serie A and the potential impact of losing Lega Serie A business on the Company’s results of operations.

On December 11, 2020, Purchaser, through Paul Weiss and Deutsche Bank, offered an improved offer price of US$2.55 per ADS, and informed the Independent Board Committee that the improved offer price shall constitute the “best and final offer” from Purchaser.

Between December 11, 2020 and December 18, 2020, representatives of Skadden and Paul Weiss continued to negotiate and finalize the terms and conditions of the Going Private Transactions. Paul Weiss also provided the Independent Board Committee proof of its available funds sufficient to complete the Going Private Transactions.

On December 22, 2020, the Independent Board Committee held a telephonic meeting with representatives of Skadden and Houlihan Lokey. Skadden reviewed the fiduciary duties applicable to the Independent Board Committee in connection with the Going Private Transaction and the key terms of the Going Private Transactions. Houlihan Lokey then presented its financial analysis to the Independent Board Committee and verbally rendered its opinion to the Independent Board Committee (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Independent Board Committee on the same date), as to the fairness, from a financial point of view, of the Offer Price to be received by the Unaffiliated Security Holders pursuant to the terms and on the conditions set forth in the Offer to Purchase, as of the date of such opinion, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Houlihan Lokey in preparing its opinion. Please see “Opinion of the Independent Board Committee’s Financial Advisor” beginning on page 17 for additional information regarding the financial analysis performed by Houlihan Lokey and the opinion rendered by Houlihan Lokey to the Independent Board Committee. After considering the presentations of Skadden and Houlihan Lokey, including Houlihan Lokey’s fairness opinion, and taking into account the other factors described below under the heading titled “Reasons for the Offer and the Going Private Transactions; Recommendation of the Independent Board Committee” in this Item 4, the Independent Board Committee then unanimously (a) determined that the Going Private Transactions are in the best interests of the Company and its shareholders, and are fair to the Unaffiliated Security Holders; and (b) recommended that the Board (x) recommend that Unaffiliated Security Holders accept the Tender Offer and tender their Class A Ordinary Shares and/or ADSs to Purchaser pursuant to the terms and subject to the conditions contemplated under the Offer to Purchase and related Letters of Transmittal, and (y) approve and authorize the preparation, execution and filing with the SEC of, and the collaboration with Purchaser in the preparation and filing of, all reports, schedules, statements, documents and information concerning the Offer required to be filed by the Company and Purchaser pursuant to the Securities Act of 1933 (as amended) and Securities Exchange Act of 1934 (as amended), and rules and regulations promulgated thereunder.

Following the meeting of the Independent Board Committee, the Board convened a meeting. The Independent Board Committee provided to the Board an overview of the Going Private Transactions and presented its recommendation to the Board. After considering the proposed terms of Going Private the Transactions and the recommendation of the Independent Board Committee, the Board (i) determined the Going Private Transactions are in the best interests of the Company and its shareholders, and are fair to the Unaffiliated Security Holders; (ii) approved and adopted (x) the Deposit Agreement Termination, and (y) the Delisting; (iii) recommended that Unaffiliated Security Holders accept the Tender Offer and tender their Class A Ordinary Shares and/or ADSs to Purchaser pursuant to the terms and subject to the conditions contemplated under Offer to Purchase and related Letters of Transmittal; and (iv) approved and authorized the preparation, execution and filing with the SEC of, and the collaboration with Purchaser in the preparation and filing of, all reports, schedules, statements, documents and information concerning the Offer and the Deposit Agreement Termination/Delisting required to be filed by the Company and Purchaser pursuant to the Securities Act of 1933 (as amended) and Securities Exchange Act of 1934 (as amended), and rules and regulations promulgated thereunder. See “Recommendation of the Board” beginning on page 16 for a full description of the resolutions of the Board at this meeting.

On December 23, 2020, Purchaser commenced the Offer.

Reasons for the Offer and the Going Private Transactions; Recommendation of the Independent Board Committee; Recommendation of the Board; Fairness of the Offer and the Going Private Transactions

The Independent Board Committee, acting with the advice and assistance of its legal and financial advisors, evaluated and negotiated the Going Private Transactions, including the terms and conditions of the Offer, and unanimously (a) determined that the Going Private Transactions are in the best interests of the Company and its shareholders, and fair to Unaffiliated Security Holders; (b) recommended that the Unaffiliated Security Holders accept the Offer and tender their Class A Ordinary Shares and/or ADSs to Purchaser pursuant to the Offer, in each case, on the terms and subject to the conditions set forth in the Offer to Purchase and related Letters of Transmittal. The Independent Board Committee also unanimously recommended to the Board to recommend the Unaffiliated Security Holders accept the Offer and tender their Class A Ordinary Shares and/or ADSs to Purchaser pursuant to the Offer.

Reasons for the Offer and the Going Private Transactions; Recommendation of the Independent Board Committee

The Independent Board Committee held multiple meetings to discuss, among other things, Purchaser’s proposal regarding the Going Private Transactions (as it was revised from time to time), especially the Offer. In the course of reaching its determination and making its recommendations, the Independent Board Committee considered, in consultation with its financial and legal advisors, information with respect to the Company’s financial condition, results of operations, businesses, competitive position and business strategy, on a historical and prospective basis, as well as current industry, and economic and market conditions and trends.

The Independent Board Committee considered the following factors as being generally supportive of its determination and recommendations:

•
the Independent Board Committee’s understanding of the Company’s industry, business, operations, financial condition, earnings, strategy and prospects of the Company (including the risks involved in achieving these prospects), as well as the Company’s historical and projected financial performance;

•
the ongoing business challenges faced by the Company, including, among other things, (i) the dependence of the Company on the business of Infront following the disposal of the IRONMAN business; (ii) the uncertainty for the Company to prolong its media rights contract with Lega Serie A, (iii) increased competition in target markets, such as China, where state-owned and private companies have emerged to take advantage of the significant market opportunity created by attractive financial incentives and favorable regulatory environment provided by governments; and (iv) the ongoing impact of the COVID-19 pandemic on the operations of the Company and its business partners;

•
that the ADSs having been trading at a price below the IPO price as a result of (i) the small market cap of the Company with a limited public float that (x) prevents certain institutional investors from investing in the Company due to their internal policies and (y) makes the Company in general less attractive to institutional investors, (ii) limited research coverage of the Company leading to very little guidance on the valuation of the Company; and (iii) lack of direct trading comparable of the Company resulting in a lack of valuation benchmarks for the Company;

•
the current and historical prices of the ADSs of the Company, including the fact that the per ADS Offer Price of $2.55 resulted in a premium of approximately 41.7% over the closing price of the ADSs of the Company of $1.80 on September 29, 2020 (the unaffected share price prior to the public announcement of the Proposal), and approximately 33.5% over the volume weighted average price of the ADSs of the Company of $1.91 for the ten trading day period prior to the public announcement of the Proposal;

•
the potential risks to the Unaffiliated Security Holders in continuing to hold the Class A Ordinary Shares and/or ADSs after the Delisting due to the lack of any liquid market of Class A Ordinary Shares and ADSs;

•
the Independent Board Committee’s consideration of the risks and lack of practicable potentiality of achieving greater value for the Unaffiliated Security Holders by pursuing strategic alternatives to the Going Private Transactions, including continuing as an independent public company and pursuing the Company’s management plan, relative to the benefits of the Going Private Transactions, taking into account that, because Purchaser currently beneficially owns approximately 70.4% of all the issued and outstanding Shares of the Company, which represent approximately 90.5% of the aggregate voting power of the Company, any alternative extraordinary transaction would require approval by Purchaser;

•
the belief by the Independent Board Committee that the Offer Price was the highest price that could reasonably be obtained from Purchaser, that the terms set forth in the Offer to Purchase were the most favorable terms Purchaser would be willing to agree to and that further negotiations would create a risk of causing Purchaser to abandon the Offer altogether or materially delay the completion of the Going Private Transactions;

•
that Company will benefit from the reduction of additional administrative onus as well as the expenses, associated with being a public company, including the burdens of preparing periodic reports under federal securities laws and the costs of maintaining investor relations staff and resources and complying with the Sarbanes-Oxley Act of 2002, which costs and expenses the Company estimates to be, on an annualized and recurring basis, an aggregate amount of approximately US$7 million, enabling management to devote more of their time and energy to core business operations;

•
that, since the public announcement of the Proposal and the public announcement on October 23, 2020 of the engagement of Houlihan Lokey, none of the Company, the Independent Board Committee or any of the Independent Board Committee’s legal and financial advisors received any inquiries from third parties relating to a potential alternative acquisition transaction with the Company;

•
that the Unaffiliated Security Holders will receive immediate cash for their Class A Ordinary Shares and ADSs and will therefore have immediate liquidity and receive certain value for their shares at $1.70 per Class A Ordinary Share or $2.55 per ADS, particularly in light of (i) the relatively limited trading volume of the ADSs of the Company for the period prior to the Offer; (ii) lack of liquid market for Class A Ordinary Shares and ADSs after the Deposit Agreement Termination; and (iii) the time needed for, and the uncertainty in relation to, the completion of Second Step Options;

•
the anticipated timing of the consummation of the Offer and the Going Private Transactions, and the structure of the Offer as a cash tender offer for all outstanding Class A Ordinary Shares, which allows for the potential for closing in a relatively short timeframe;

•
that Unaffiliated Security Holders can choose to hold the Class A Ordinary Shares should they expect any increase in the Company’s future earnings or value subject to they remain shareholders after the Share Consolidation;

•
the likelihood that the Offer and the Going Private Transactions would be completed, based on, among other things, (a) the lack of any financing condition or minimum condition to the Offer, and (b) Purchaser’s ability to control the process of the Second Step Options;

•
the recognition that, as a privately-held entity, the Company’s management may have greater flexibility to focus on improving the Company’s long-term financial performance without the pressures caused by the public equity market’s valuation of the Company and emphasis on short-term period-to-period performance;

•
the recognition that, as an SEC-reporting company, the Company is required to disclose a considerable amount of business information to the public, some of which would otherwise be considered proprietary and competitively sensitive and would not be disclosed by a non-reporting company and which potentially may help the Company’s actual or potential competitors and customers compete against us or make it more difficult for us to negotiate favorable terms with them, as the case may be;

•
the recognition that, as an SEC-reporting company, the Company’s management and accounting staff, which comprises a handful of individuals, must devote significant time to SEC reporting and compliance;

•
the potential impact of the Holding Foreign Companies Accountable Act (the “HFCAA”), which has been signed into law on December 18, 2020, or any other similar bills or legislations that may prohibit the Company’s ADSs from trading on the Nasdaq or other stock exchanges in the United States. The HFCAA would result in potential prohibitions on the trading of the Company’s ADSs on the Nasdaq or other stock exchanges in the United States and trigger additional disclosures, if, as would be the case for all China-based U.S.-listed issuers, the Company’s financial statements have been audited by an accounting firm branch or office that is not subject to the Public Company Accounting Oversight Board’s inspection for a period of three consecutive years;

•
the oral opinion of Houlihan Lokey, subsequently confirmed by delivery of a written opinion dated December 22, 2020 to the Independent Board Committee, to the effect that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Houlihan Lokey as set forth in its written opinion, the consideration of $1.70 per Class A Ordinary Share or $2.55 per ADS to be received by the Unaffiliated Security Holders pursuant to the Offer was fair, from a financial point of view, to the Unaffiliated Security Holders, as more fully described in the section entitled ”Opinion of the Independent Board Committee’s Financial Advisor”; and

•
the terms and conditions of the Offer, including specifically (i) no minimum condition or financing condition to the Offer, (ii) the fact that Purchaser may provide the Subsequent Offering Period and (iii) no ADS cancellation fee to be paid by ADS holders for ADSs they tendered in the Offer, which the Independent Board Committee considered to be reasonable and consistent with relevant precedent transactions.

The Independent Board Committee also considered a number of factors discussed below, relating to the procedural safeguards that it believes were and are present to ensure the fairness of the Going Private Transactions. The Independent Board Committee believes these factors support its determinations and recommendations and provide assurance of the procedural fairness of the Going Private Transactions:

•	the Committee Authorities granted to the Independent Board Committee by the Board to review and evaluate the terms and conditions of the Going Private Transactions or the Alternative Transaction;
•	the Independent Board Committee consists solely of independent and disinterested directors;
•
the compensation provided to the members of the Independent Board Committee in respect of their services was not contingent on the Independent Board Committee reaching its determinations, making its recommendations, or taking the any other action as described in this Schedule 14D-9;

•
the members of the Independent Board Committee will not personally benefit from the completion of the Going Private Transactions in a manner different from the Company’s Unaffiliated Security Holders, except for indemnification, continuing directorship and directors’ liability insurance coverage and the receipt of fees for service on the Independent Board Committee;

•
the Independent Board Committee, with the assistance from Houlihan Lokey as its financial advisor and Skadden as its legal advisor, held multiple meetings to discuss and evaluate the Proposed Transaction and each member of the Independent Board Committee was actively engaged in the process;

•
Purchaser did not participate in and did not have any influence on the deliberative process of, or the conclusions reached by, the Independent Board Committee or the negotiating positions of the Independent Board Committee;

•
the financial and other terms and conditions of the Offer were the product of extensive negotiations between the Independent Board Committee, with the assistance of its financial and legal advisors, on the one hand, and Purchaser and its representatives, on the other hand;

•	each of the Unaffiliated Security Holders will have sufficient time to make their decisions on whether or not to tender; and

•
each of the Unaffiliated Security Holders will be able to decide voluntarily whether or not to tender such holders’ Class A Ordinary Shares/ADSs and may elect to surrender ADSs and withdraw Class A Ordinary Shares in a Surrender/Withdrawal.

In the course of reaching its determinations and making its recommendations, the Independent Board Committee also considered the following countervailing factors concerning the Going Private Transactions:

•
the shareholder who tenders all its Class A Ordinary Shares/ADSs in the Offer or, if applicable, ceases to be a holder of Class A Ordinary Shares as a result of Second Step Options, will cease to participate in the Company’s future earnings or growth, if any, and will not benefit from increases, if any, in the value of the Class A Ordinary Shares of the Company;

•
the Compulsory Acquisition to be effected pursuant to the Companies Ordinance would not require any approval by the Company’s shareholders at a General Meeting, such that the Unaffiliated Security Holders would not therefore have the opportunity to vote on the Compulsory Acquisition;

•
no express appraisal rights in connection with the Compulsory Acquisition under the Companies Ordinance would be available to any remaining holder of Class A Ordinary Shares, but the remaining holders of Class A Ordinary Shares would have the right to apply to the Court within two months after the date on which the Compulsory Acquisition Notices are given for an order to the contrary (i.e., that Purchaser would not be entitled and bound to acquire those Class A Ordinary Shares);

•
the significant portion of the voting power owned by Purchaser may have deterred other potentially interested parties from proposing to acquire the Company at a price that is higher than the Offer Price;

•	the risk, in the event the Offer and/or the Going Private Transactions do not close, of the Company incurring substantial expenses related to the Offer and the Going Private Transactions;
•
the possibility that, at some future time, Purchaser could sell some or all of the Company or its securities, businesses or assets to one or more purchasers at a valuation higher than that available in the Offer, and that the Unaffiliated Security Holders who have tendered all their Class A Ordinary Shares/ADSs in the Offer or, if applicable, cease to be holders of Class A Ordinary Shares/ADSs as a result of Second Step Options would not be able to participate in or benefit from such a sale;

•
the risk that, while the Offer and the Going Private Transactions are expected to be completed, there can be no guarantee that all Offer Conditions will be satisfied and, as a result, it is possible that the Offer and the Going Private Transactions may not be completed;

•
the risks and costs to the Company of the pendency of the Offer and the Going Private Transactions or if the Offer and the Going Private Transactions do not close, including the potential effect of the diversion of management and employee attention from the Company’s business, the substantial expenses which the Company will have incurred and the potential adverse effect on the relationship of the Company and its subsidiaries with their respective employees, agents, customers and other business contacts;

•
the Unaffiliated Security Holders will not have the opportunity to vote on the Going Private Transactions if no Share Consolidation is needed, and even if the Share Consolidation is needed, Purchaser already has sufficient voting power on its own to approve the Share Consolidation during a General Meeting;

•	the tender of Class A Ordinary Shares will be subject to Hong Kong stamp duty;
•
the receipt by shareholders of the Offer Consideration will be taxable transactions for U.S. federal income tax purposes as described under the section entitled “Certain United States Federal Income Tax Consequences” of the Offer to Purchase; and

•
certain of the Company’s officers and directors may have interests in the Offer and the Going Private Transactions that are different from, or in addition to, the interests of the Company’s shareholders, including the vesting of share incentive awards held by officers, the interests of the Company’s directors and officers in being entitled to continued indemnification and insurance coverage from the Company and the Company’s organizational and governing documents and other interests described under Item 3 above in the section entitled “Arrangements with the Company’s Directors and Executive Officers.”

The above discussion of the information and factors considered by the Independent Board Committee is not intended to be exhaustive, but indicates the material matters considered. In reaching its determination and recommendation, the Independent Board Committee did not quantify, rank or assign any relative or specific weight to any of the foregoing factors, and individual members of the Independent Board Committee may have considered various factors differently. The Independent Board Committee did not undertake to make any specific determination as to whether any specific factor, or any particular aspect of any factor, supported or did not support its ultimate recommendation. The Independent Board Committee based its unanimous recommendation on the totality of the information presented.

The Independent Board Committee believed that the financial analyses presented by Houlihan Lokey, as more fully summarized below under the caption “Opinion of the Independent Board Committee’s Financial Advisor,” represented potential valuations of the Company. The Independent Board Committee considered each of the analyses performed by Houlihan Lokey in the context of the fairness opinion provided by Houlihan Lokey as well as various additional factors, as discussed above.

Recommendation of the Board

As of December 22, 2020, the Board consisted of seven directors. On December 22, 2020, the Board, in reliance on the unanimous recommendations of the Independent Board Committee and by unanimous vote, on behalf of the Company:

•	determined that the Going Private Transactions are in the best interests of the Company and its shareholders, are fair to the Unaffiliated Security Holders; and
•	recommended that the Unaffiliated Security Holders accept the Offer and tender their Class A Ordinary Shares and/or ADSs to Purchaser pursuant to the Offer.

The Board’s approval of the Going Private Transactions included the approval of both independent directors of the Independent Board Committee and the Board. In reaching its determination, the Board considered a number of factors, including the following material factors:

•
the Independent Board Committee’s unanimous determination, which the Board adopted, that it was in the best interests of the Company and its shareholders, and fair to Unaffiliated Security Holders, and that the Unaffiliated Security Holders accept the Offer and tender their Class A Ordinary Shares and/or ADSs to Purchaser pursuant to the Offer; and

•
the procedural fairness of the transaction, including that the Going Private Transactions was negotiated by an Independent Board Committee consisting of two independent and disinterested directors who are not affiliated with Parent or Purchaser and are not employees of the Company or any of its subsidiaries, that, to the knowledge of the Board after due inquiry, the members of the Independent Board Committee do not have any material interest in the Offer or the other part of the Going Private Transactions different from, or in addition to, that of the Unaffiliated Security Holders other than their interests described in Item 3 above under the caption “Arrangements with the Company’s Directors and Executive Officers,” and that the Independent Board Committee was advised by its own legal and financial advisors.

The above discussion of the information and factors considered by the Board is not intended to be exhaustive, but indicates the material matters considered. In reaching its determination and recommendation, the Board did not quantify, rank or assign any relative or specific weight to any of the foregoing factors, and individual members of the Board may have considered various factors differently. The Board did not undertake to make any specific determination as to whether any specific factor, or any particular aspect of any factor, supported or did not support its ultimate recommendation. The Board based its unanimous recommendation on the totality of the information presented.

Neither the Independent Board Committee nor the Board considered the liquidation value of the Company’s assets because each considers the Company to be a viable going-concern business where value is derived from cash flows generated from its continuing operations. In addition, neither the Independent Board Committee nor the Board considered the Company’s net book value, which is defined as total assets minus total liabilities, attributable to the Company’s shareholders, as a factor. The Independent Board Committee and the Board believe that net book value is not a material indicator of the value of the Company as a going concern as it does not take into account the future prospects of the Company, market conditions or trends in the industry. The Company’s net book value per Share as of December 31, 2019 was $1.25 (based on 205,031,173 issued and outstanding Shares as of that date).

Except for the transaction described in this Schedule 14D-9, the Company is not aware of any other offers (firm or otherwise) made by any unaffiliated person, other than Purchaser, during the past two years for: (i) the merger or consolidation of the Company with or into another company, or vice-versa; (ii) the sale or other transfer of all or any substantial part of the assets of the Company; or (iii) a purchase of the Company’s securities that would enable the holder to exercise control of the Company.

The Independent Board Committee unanimously recommends that the Unaffiliated Security Holders, and the Board unanimously recommends (upon the unanimous recommendation of the Independent Board Committee) that the Unaffiliated Security Holders, accept the Offer and tender their Class A Ordinary Shares and/or ADSs to Purchaser pursuant to the Offer.

Opinion of the Independent Board Committee’s Financial Advisor.

The Independent Board Committee retained Houlihan Lokey to act as its financial advisor in connection with the Going Private Transactions. On December 22, 2020, Houlihan Lokey verbally rendered its opinion to the Independent Board Committee (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Independent Board Committee on the same date), as to the fairness, from a financial point of view, of the consideration of $1.70 per Share or $2.55 per ADS to be received by the Unaffiliated Security Holders in the Going Private Transactions, as of the date of such opinion, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Houlihan Lokey in preparing its opinion.

Houlihan Lokey’s opinion was directed to the Independent Board Committee (in its capacity as such) and only addressed the fairness, from a financial point of view, of the consideration of $1.70 per Class A Ordinary Share or $2.55 per ADS to be received by the Unaffiliated Security Holders in the Going Private Transactions, as of the date of such opinion and did not address any other aspect or implication of the Going Private Transactions or any other agreement, arrangement or understanding. The summary of Houlihan Lokey’s opinion in this Schedule 14D-9 is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex B to this Schedule 14D-9 and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this Schedule 14D-9 are intended to be, and do not constitute, advice or a recommendation to the Independent Board Committee, the Board, any shareholder or holder of ADSs of the Company or any other person as to how to act or vote with respect to any matter relating to the Going Private Transactions.

In arriving at its opinion, Houlihan Lokey, among other things:

•	reviewed a draft dated December 18, 2020 of the Offer to Purchase;
•
reviewed certain publicly available business and financial information relating to the Company that Houlihan Lokey deemed to be relevant, including certain publicly available research analyst estimates (and adjustments thereto) with respect to the future financial performance of the Company;

•
reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to Houlihan Lokey by the Company, including financial projections (and adjustments thereto) prepared by the management of the Company relating to the Company for the fiscal years ending 2020 through 2024 (the “Management Projections”);

•
spoken with certain members of the management of the Company regarding the respective businesses, operations, financial condition and prospects of the Company, the Going Private Transactions and related matters;

•	compared the financial and operating performance of the Company with that of other public companies that Houlihan Lokey deemed to be relevant;
•
reviewed the current and historical market prices and trading volume for certain of the Company’s publicly traded securities, and the current and historical market prices and trading volume of the publicly traded securities of certain other companies that Houlihan Lokey deemed to be relevant;

•
reviewed certificates and/or confirmation emails addressed to Houlihan Lokey from senior management of the Company which contains, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Houlihan Lokey by or on behalf of the Company; and

•	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

In giving its opinion, Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to Houlihan Lokey, discussed with or reviewed by Houlihan Lokey, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, management of the Company advised Houlihan Lokey, and Houlihan Lokey assumed, that the Management Projections (and adjustments thereto) reviewed by Houlihan Lokey were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company and the other matters covered thereby, and Houlihan Lokey expressed no opinion with respect to such projections or the assumptions on which they were based. With respect to the publicly available research analyst estimates for the Company referred to above, Houlihan Lokey reviewed and discussed such estimates with the management of the Company and such management advised Houlihan Lokey, and Houlihan Lokey assumed, that such estimates represent reasonable estimates and judgments of the future financial results and condition of the Company and the other matters covered thereby, and Houlihan Lokey expressed no opinion with respect to such estimates or the assumptions on which they were based. Houlihan Lokey relied upon and assumed, without independent verification, that there has been no change in the businesses, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to its analyses or its opinion, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading. The credit, financial and stock markets have recently been experiencing unusual volatility and Houlihan Lokey expressed no opinion or view as to any potential effects of such volatility on the Going Private Transaction and Houlihan Lokey’s opinion did not purport to address potential developments in any such markets.  In addition, Houlihan Lokey expressed no view as to, and Houlihan Lokey’s opinion did not address, foreign currency exchange risks (if any) associated with the Going Private Transaction, the Management Projections or otherwise.

Houlihan Lokey relied upon and assumed, without independent verification, that (a) the statements in the Offer to Purchase and all other related documents and instruments that are referred to therein are true and correct, (b) Parent, Purchaser and each party to such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Going Private Transactions will be satisfied without waiver thereof, and (d) the Going Private Transactions will be consummated in a timely manner in accordance with the terms described in the Offer to Purchase and such other related documents and instruments, without any amendments or modifications thereto. We have relied upon and assumed, without independent verification, that (i) the Going Private Transactions will be consummated in a manner that complies in all respects with all applicable foreign, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Going Private Transactions will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of the Company or Purchaser, or otherwise have an effect on the Going Private Transactions, or the Company that would be material to Houlihan Lokey’s analyses or its opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final Offer to Purchase as filed with the SEC will not differ in any material respect from, the draft of the Offer to Purchase identified above.

Furthermore, in connection with such opinion, Houlihan Lokey had not been requested to make, have had not made any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company, or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey had undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company was or may be a party or was or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company was or may be a party or is or may be subject.

Houlihan Lokey was not requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Going Private Transactions, the securities, assets, business or operations of the Company or any other party, or any alternatives to the Going Private Transactions, or (b) advise the Independent Board Committee, the Board, the Company or any other party with respect to alternatives to the Going Private Transactions. Houlihan Lokey’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date of such opinion. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of such opinion.

Houlihan Lokey’s opinion was furnished for the use of the Independent Board Committee (in its capacity as such) in connection with the Independent Board Committee’s evaluation of the Going Private Transactions, and may not be used for any other purpose without Houlihan Lokey’s prior written consent. Houlihan Lokey’s opinion was not intended to be, and did not constitute, a recommendation to the Independent Board Committee, the Board, any security holder or any other party as to how to act or vote or make any election with respect to any matter relating to, or whether to tender shares in connection with, the Going Private Transactions or otherwise.

Houlihan Lokey was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Independent Board Committee, the Board, the Company, or Purchaser, Parent, their respective security holders or any other party to proceed with or effect the Going Private Transactions, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Going Private Transactions or otherwise (other than the consideration to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Going Private Transactions to the holders of any class of securities, creditors or other constituencies of the Company, Purchaser, Parent, or to any other party, except if and only to the extent expressly set forth in the last sentence of Houlihan Lokey’s opinion, (iv) the relative merits of the Going Private Transactions as compared to any alternative business strategies or transactions that might be available for the Company, Purchaser, Parent or any other party, (v) the fairness of any portion or aspect of the Going Private Transactions to any one class or group of the Company’s, Purchaser’s, Parent’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s, Purchaser’s, Parent’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, Purchaser, Parent, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Going Private Transactions, (vii) the solvency, creditworthiness or fair value of the Company, Purchaser or any other participant in the Going Private Transactions, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Going Private Transactions, any class of such persons or any other party, relative to the consideration or otherwise. Furthermore, no opinion, counsel or interpretation was intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. Houlihan Lokey assumed that such opinions, counsel or interpretations were or would be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of the Independent Board Committee, on the assessments by the Independent Board Committee, the Board, the Company, and their respective advisors, as to all legal, regulatory, accounting, insurance, tax and other similar matters with respect to the Company and the Going Private Transactions or otherwise.

In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, transaction or business used in Houlihan Lokey’s analyses for comparative purposes is identical to the Company or the Going Private Transactions and an evaluation of the results of those analyses is not entirely mathematical. The estimates contained in the Management Projections prepared by the management of the Company and the implied reference range values indicated by Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of the Company. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.

Houlihan Lokey’s opinion was only one of many factors considered by the Independent Board Committee in evaluating the Going Private Transactions. Neither Houlihan Lokey’s opinion nor its analyses were determinative of consideration of the Going Private Transactions or of the views of the Independent Board Committee with respect to the Going Private Transactions or the consideration of the Going Private Transactions. Under the terms of its engagement by the Company, neither Houlihan Lokey’s opinion nor any other advice or services rendered by it in connection with the Going Private Transactions or otherwise, should be construed as creating, and Houlihan Lokey should not be deemed to have, any fiduciary duty to, or agency relationships with, the Independent Board Committee, the Board, the Company, Purchaser, any security holder or creditor of the Company, Purchaser or any other person, regardless of any prior or ongoing advice or relationships. The type and amount of consideration payable in the Going Private Transactions were determined through negotiation between the Independent Board Committee and Purchaser.

Financial Analyses

In preparing its opinion to the Independent Board Committee, Houlihan Lokey performed a variety of analyses. The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither Houlihan Lokey’s opinion nor its underlying analyses are readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. While the results of each analysis were taken into account in reaching Houlihan Lokey’s overall conclusion with respect to fairness, Houlihan Lokey did not make separate or quantifiable judgments regarding individual analyses. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors, without considering all analyses, methodologies and factors, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion.

The following is a summary of the material financial analyses performed by Houlihan Lokey in connection with the preparation of its opinion and reviewed with the Independent Board Committee on December 22, 2020. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey.

For purposes of its analyses, Houlihan Lokey reviewed a number of financial metrics, including:

•
Enterprise Value — generally, the value as of a specified date of the relevant company’s outstanding equity securities (taking into account outstanding options and other securities convertible, exercisable or exchangeable into or for equity securities of the company) plus the amount of its net debt (the amount of its outstanding indebtedness, capital lease obligations and non-controlling interests less the amount of cash and cash equivalents on its balance sheet) less the amount of its equity-method investments.

•	Adjusted EBITDA — generally, the amount of the relevant company’s earnings before interest, taxes, depreciation, and amortization for a specified time period adjusted for certain non-recurring items.

Unless the context indicates otherwise, enterprise values and equity values used in the selected companies analysis described below were calculated using the closing prices of the common stock/ADSs of the selected companies listed below as of December 18, 2020. The estimates of the future financial performance of the Company relied upon for the financial analyses described below were based on the Management Projections The estimates of the future financial performance of the selected companies listed below were based on certain publicly available research analyst estimates for those companies.

Selected Companies Analysis. Houlihan Lokey reviewed certain data for selected companies with publicly traded equity securities that Houlihan Lokey deemed relevant.

The financial data reviewed included:

•	Enterprise value as a multiple of estimated calendar year (“CY”) 2021 Adjusted EBITDA.
•	Enterprise value as a multiple of estimated CY 2022 Adjusted EBITDA.
•	Enterprise value as a multiple of average estimated CY 2021 to CY 2024 Adjusted EBITDA.

The selected companies included the following:

•	Advertising Agency Selected Companies
o	Cheil Worldwide Inc.
o	Dentsu Group Inc.
o	Omnicom Group Inc.
o	Publicis Groupe S.A.
o	The Interpublic Group of Companies, Inc.
o	WPP plc
•	TV Network Selected Companies
o	Discovery, Inc.
o	Fox Corporation
o	MSG Networks Inc.
o	ViacomCBS Inc.
•	TV Broadcasting Selected Companies
o	ITV plc
o	Mediaset S.p.A.
o	Nexstar Media Group, Inc.
o	Sinclair Broadcast Group, Inc.
o	TEGNA Inc.
o	Télévision Française 1 Société anonyme

Taking into account the results of the selected companies analysis, Houlihan Lokey applied selected multiple ranges of 6.5x to 8.5x estimated CY 2021 Adjusted EBITDA, 5.0x to 7.0x estimated CY 2022 Adjusted EBITDA and 6.0x to 8.0x average estimated CY 2021 to CY 2024 Adjusted EBITDA to corresponding financial data for the Company. The selected companies analysis indicated implied per ADS value reference ranges of $2.13 to $3.29 per ADS based on the selected range of multiples of estimated CY 2021 Adjusted EBITDA, $2.12 to $3.62 per ADS based on the selected range of multiples of estimated CY 2022 Adjusted EBITDA, $2.25 to $3.55 per ADS based on the selected range of multiples of average estimated CY 2021 to CY 2024 Adjusted EBITDA, as compared to the consideration of $2.55 per ADS for the Proposed Transaction.
Selected Transactions Analysis. Houlihan Lokey considered performing a selected transactions analysis. However, due to the limited comparability of the Company to other companies subject to transactions for which financial information was made publicly available, Houlihan Lokey concluded that it would not be able to derive a meaningful result for which an implied valuation range could be concluded based on an analysis of comparable transactions.

Discounted Cash Flow Analysis. Houlihan Lokey performed a discounted cash flow analysis of the Company by calculating the estimated net present value of the projected unlevered, after-tax free cash flows of the Company based on the Management Projections. Houlihan Lokey calculated terminal values for the Company by applying a range of terminal multiple from 6.0x to 8.0x to the Company’s 2024 cyclicality-adjusted EBITDA, which was adjusted to capture event-driven cyclicality of certain of the Company’s segments. The net present values of the Company’s projected future cash flows and terminal values were then calculated using discount rates ranging from 8.0% to 12.0%. The discounted cash flow analysis indicated an implied per ADS reference range of $2.37 to $3.89 per ADS, as compared to the consideration of $2.55 per ADS for the Proposed Transaction.

Miscellaneous

Houlihan Lokey was engaged by the Independent Board Committee to act as its financial advisor in connection with the Proposed Transaction and provide financial advisory services to the Independent Board Committee, including an opinion to the Independent Board Committee as to the fairness, from a financial point of view, of the consideration of $1.70 per Share or $2.55 per ADS to be received by the Unaffiliated Security Holders in the Going Private Transactions pursuant to the Offer to Purchase, as of the date of such opinion. The Independent Board Committee selected Houlihan Lokey to act as its financial advisor based on Houlihan Lokey’s qualifications, expertise and reputation, and its knowledge of the Company’s business and affairs. Houlihan Lokey is regularly engaged to provide financial advisory services in connection with mergers and acquisitions, financings, and financial restructurings. Pursuant to its engagement by the Independent Board Committee, Houlihan Lokey is entitled to a fixed fee of $650,000, payable as follows: (a) upon the execution of the engagement letter, $200,000; and upon the earlier of the execution by the Company of definitive legally binding documentation with respect to a transaction or Houlihan Lokey’s delivery of its opinion, US$400,000, and (c) upon closing of the Going Private Transactions, US$50,000. No portion of the fee is contingent upon any conclusions set forth in Houlihan Lokey’s opinion and, other than the US$50,000 payable upon closing of a transaction, no portion of the fee is contingent upon the consummation of the Going Private Transactions. The Company has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates, and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws arising out of or related to Houlihan Lokey’s engagement.

In the ordinary course of business, certain of Houlihan Lokey’s employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, Purchaser, or any other party that may be involved in the Going Private Transactions and their respective affiliates or security holders or any currency or commodity that may be involved in the Going Private Transactions.

Neither Houlihan Lokey nor any of its affiliates has in the past two years provided or is currently providing any investment banking, financial advisory and/or other financial or consulting services to the Company, Purchaser, and their respective affiliates. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to the Company, Parent, Purchaser, other participants in the Going Private Transactions or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of Houlihan Lokey’s and their respective employees may have committed to invest in private equity or other investment funds managed or advised by the Company, Parent, Purchaser, other participants in the Going Private Transactions or certain of their respective affiliates or security holders, and in portfolio companies of such funds, and may have co-invested with the Company, Parent, Purchaser, other participants in the Going Private Transactions or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, Purchaser, other participants in the Going Private Transactions or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

Certain Prospective Financial Information
In the course of evaluating a potential transaction with Purchaser, the Company’s management prepared certain prospective financial information that was provided to certain members of the Board and Deutsche Bank, financial advisor to Purchaser, as well as to the Independent Board Committee and, at the direction of the Independent Board Committee, Houlihan Lokey, financial advisor to the Independent Board Committee.
Set forth below is a summary of the prospective financial information that was provided to Purchaser, the Independent Board Committee and Houlihan Lokey in connection with their consideration of the Going Private Transactions. Such summary prospective financial information is included in this Schedule 14D-9 because this information was made available to the Board, Purchaser, the Independent Board Committee and Houlihan Lokey, and in any event not to influence the decisions of the holders of Class A Ordinary Shares and/or ADSs as to whether to tender their Class A Ordinary Shares or ADSs in the Offer. The prospective financial information provided was not prepared with a view toward public disclosure, and the summary disclosure of such information in this Schedule 14D-9 should not be regarded as an indication that the Company or any recipient of the prospective financial information considered, or now considers, it to be necessarily predictive of actual future results. No representation is made by the Company, the Independent Board Committee and Houlihan Lokey nor any of their respective affiliates, directors, officers, advisors or other representatives, or any other person, to any holder of Class A Ordinary Shares or ADSs regarding the ultimate performance of the Company compared to the information included in the prospective financial information. The Company makes and has made no representation to Purchaser concerning any prospective financial information.
The prospective financial information was not prepared with a view toward complying with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”), SEC guidelines regarding projections or the guidelines established by the IASB, the American Institute of Certified Public Accountants or the Public Company Accounting Oversight Board for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, compiled, examined or performed any procedures with respect to the summary prospective financial information set forth below, nor have they expressed any opinion or any other form of assurance on such information or its achievability.
Certain of the summary projected financial information set forth below may be considered non-IFRS financial measures. Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS, and non-IFRS financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies. The summary prospective financial information should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company in its public filings with the SEC.
There can be no assurance that the results projected in the prospective financial information will be realized or that actual results will not materially vary from those projected. The prospective financial information does not reflect any revised prospects for the Company’s business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur after the date the prospective financial information was prepared. The prospective financial information also covers multiple years, and such information by its nature becomes subject to greater uncertainty with each successive year. Economic and business environments can and do change quickly, which adds additional uncertainty as to whether the results portrayed in the prospective financial information can or will be achieved. The prospective financial information also will be affected by the ability of the Company to achieve its strategic goals, objectives and targets over the applicable periods. Additionally, the prospective financial information does not take into account the effect of a failure of the Going Private Transactions to occur. Furthermore, some or all of the assumptions that have been made regarding, among other things, the timing of certain occurrences or impacts may have changed since the date the prospective financial information was prepared and the date such information was provided to the Board, Purchaser, the Independent Board Committee and Houlihan Lokey in connection with their consideration of the Going Private Transactions.
In light of the foregoing factors, readers of this Schedule 14D-9 should not place undue, if any, reliance on the summary prospective financial information set forth below, including as part of any decision to tender or withhold from tendering Class A Ordinary Shares and/or ADSs in the Offer. Except as may be required by law, the Company disclaimed any obligation to update or otherwise revise the prospective financial information to reflect circumstances existing after the date they were prepared or to reflect the occurrence of future events, even if any or all of the assumptions underlying such prospective financial information are no longer appropriate.

The following table presents summary selected prospective financial information for the Company prepared by the Company’s management.

	Management Projections(1)
	Fiscal Year Ending December 31,
	2020E	2021E	2022E	2023E	2024E
	(€ in millions, except for percentage)
Revenues, Net	477.1	738.2	891.0	777.2	758.8
Growth	N/A	54.8%	20.7%	(12.8%)	(2.4%)
Cost of Sales	(316.7)	(499.3)	(625.0)	(529.8)	(502.0)
Gross Profit	160.4	238.9	266.0	247.3	256.7
Personnel Expenses	(94.7)	(129.2)	(136.1)	(131.4)	(136.2)
Selling, Office & Administrative Expenses	(36.6)	(42.8)	(42.8)	(44.5)	(46.0)
Other Operating Income/(Expenses), Net(3)	17.1	0.8	0.8	0.8	0.7
Total Adjustments(4)	8.2	0.0	0.0	0.0	0.0
Total Operating Expenses	(106.0)	(171.2)	(178.2)	(175.2)	(181.5)
Adjusted EBITDA	54.4	67.8	87.8	72.1	75.2
Growth	(54.5%)	24.7%	29.5%	(17.8%)	4.2%
Depreciation & Amortization	(22.7)	(22.6)	(23.2)	(22.6)	(21.2)
Adjusted EBIT	31.7	45.2	64.6	49.5	54.0

____________________
Notes:
(1)
The projections include the prolongation of the current media rights contract by Infront with Lega Serie A after the 2020/21 season. For more information in this regard, reference is made to the Form 20-F. It has been reported that in November 2020, the board of Lega Serie A approved a sale to private equity investors of a 10% stake in a new entity that will manage the league's media rights. As a result, it is expected that Infront's current media rights contract with Lega Serie A will not be prolongated after the 2020/2021 season ends. While Infront expects that it will cease providing Italy's domestic media rights services to Lega Serie A after the expiration of its current media rights contract (which contributes a significant portion of the revenue generated under the current contract), it remains uncertain whether Infront will be able to enter into any new contract(s) to continue to provide other media rights services to Lega Serie A and/or the new entity after the 2020/2021 season.

(2)	Figures primarily relate to rental income, bad debt expense, insurance refunds, among other items.
(3)	Represents other one-time expenses, including acquisition-related expenses, extraordinary customer termination costs and re-measurement of contingent consideration, among other items.

	Management Projections(1)
	Fiscal Year Ending December 31,
	2020E(2)	2021E	2022E	2023E	2024E
	(€ in millions, except for percentage)
Revenues, Net	170.4	738.2	891.0	777.2	758.8
Growth	N/A	54.8%	20.7%	(12.8%)	(2.4%)
Cost of Sales	(141.9)	(499.3)	(625.0)	(529.8)	(502.0)
Personnel Expenses	(19.6)	(129.2)	(136.1)	(131.4)	(136.2)
Selling, Office & Administrative Expenses	(14.9)	(42.8)	(42.8)	(44.5)	(46.0)
Other Operating Income/(Expenses), Net(3)	3.3	0.8	0.8	0.8	0.7
Adjusted EBITDA	(2.8)	67.8	87.8	72.1	75.2
Depreciation & Amortization	(5.6)	(22.6)	(23.2)	(22.6)	(21.2)
Adjusted EBIT	(8.3)	45.2	64.6	49.5	54.0
Taxes(4)	2.2	(11.8)	(16.8)	(12.9)	(14.0)
Unlevered Earnings	(6.2)	33.5	47.8	36.6	40.0
Capital Expenditures	(4.6)	(13.3)	(7.6)	(7.8)	(7.9)
Depreciation & Amortization	5.6	22.6	23.2	22.6	21.2
Unlevered Free Cash Flows	(5.2)	42.7	63.4	51.5	53.3

For purposes of calculating terminal value, 2024E Adjusted EBITDA is adjusted to capture event-driven cyclicality of certain of the Company’s segments.
2024E Cyclicality-Adjusted EBITDA Assumptions
2024E Cyclicality-Adjusted Gross Profit	€259.5
2023E – 2024E Average Personnel Expenses(6)	(133.8)
2024E Selling, Office & Administrative Expenses(5)	(46.0)
2024E Other Operating Income / (Expenses), Net(5)	0.7
2024E Cyclicality-Adjusted EBITDA	€80.4

Notes:
(1)
The projections include the prolongation of the current media rights contract by Infront with Lega Serie A after the 2020/21 season. For more information in this regard, reference is made to the Form 20-F. It has been reported that in November 2020, the board of Lega Serie A approved a sale to private equity investors of a 10% stake in a new entity that will manage the league's media rights. As a result, it is expected that Infront's current media rights contract with Lega Serie A will not be prolongated after the 2020/2021 season ends. While Infront expects that it will cease providing Italy's domestic media rights services to Lega Serie A after the expiration of its current media rights contract (which contributes a significant portion of the revenue generated under the current contract), it remains uncertain whether Infront will be able to enter into any new contract(s) to continue to provide other media rights services to Lega Serie A and/or the new entity after the 2020/2021 season.

(2)	Represents projected remaining 2020E results based on YTD results as of September 30, 2020.
(3)	Figures primarily relate to rental income, bad debt expense, insurance refunds, among other items.
(4)	Tax rate at 26.0%.
(5)	Certain segments and expenses are not cyclical in nature and expected 2024E performance as a representative level.
(6)	Two-year average used to account for variation in Personnel Expenses in the projection period.

Houlihan Lokey, as the Independent Board Committee’s financial advisor, reviewed with the Independent Board Committee certain financial analyses that were based, in part, on the Financial Projections on the business of the Company above. For additional information regarding the analyses by the Independent Board Committee’s financial advisor, see “Discussion Materials prepared by Houlihan Lokey to the Independent Board Committee of the Board of Directors of the Company dated as of December 22, 2020” filed as Exhibit (a)(5)(D) to this Schedule 14D-9 and “Opinion of the Independent Board Committee’s Financial Advisor”.

The Financial Projections are forward-looking statements. For information on factors that may cause the Company’s future financial results to materially vary, see “Forward-Looking Statements” beginning on page 4 and “Item 3. Key Information—D. Risk Factors” included in the Form 20-F.

Intent to Tender

After reasonable inquiry, the Company has not been notified by any executive officer, director, affiliate or subsidiary of the Company of his/its respective plan as to whether to tender any Class A Ordinary Shares/ADSs held of record or beneficially owned by such person or entity in the Offer.

Item 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Under the terms of Houlihan Lokey’s engagement, the Independent Board Committee has agreed to cause the Company to pay Houlihan Lokey a fee, payable as follows: (a) upon the execution of the engagement letter, $200,000; (b) upon the earlier of the execution by the Company of definitive legally binding documentation with respect to a transaction or Houlihan Lokey’s delivery of its opinion, US$400,000, and (c) upon closing of the Going Private Transactions, US$50,000. No portion of the fee is contingent upon any conclusions set forth in the Houlihan Lokey’s Opinion and, other than the US$50,000 payable upon closing of the Going Private Transactions, no portion of the fee is contingent upon the consummation of the Going Private Transactions. In addition, and regardless of whether the Going Private Transactions are consummated, the Company shall, upon Houlihan Lokey’s request, reimburse Houlihan Lokey for its reasonable out-of-pocket expenses incurred from time to time in connection with its services hereunder, not to exceed US$40,000 without the Committee or the Company’s prior approval, which approval shall not be unreasonably withheld. Furthermore, the Independent Board Committee has agreed to cause the Company to indemnify Houlihan Lokey and each of its affiliates past present and future, to the fullest extent lawful, from and against any and all losses, claims, damages or liabilities, joint or several, arising out of or related to Houlihan Lokey’s engagement.

Additional information pertaining to the retention of Houlihan Lokey by the Company in Item 4 under the heading “Opinion of the Independent Board Committee’s Financial Advisor” is hereby incorporated by reference in this Item 5.

Neither Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Offer or related matters.

Item 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Other than transactions otherwise disclosed herein, no transactions with respect to Class A Ordinary Shares or ADSs have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates, subsidiaries or any pension, profit-sharing or similar plan of the Company or affiliate during the 60 days prior to the date of this Schedule 14D-9.

Item 7. PURPOSES OF THE TRANSACTION AND PLAN OR PROPOSALS.

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (a) a tender offer for or other acquisitions of the Company’s securities by the Company, any subsidiary of the Company or any other person, (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (c) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (d) any material change in any present dividend rate or policy, indebtedness or capitalization of the Company.

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8. ADDITIONAL INFORMATION.

Fees and stamp duties in relation to the Going Private Transactions

Whether or not a holder of Class A Ordinary Shares and/or ADSs will have to bear any cancellation fees payable to the Depositary and/or stamp duty on transfer of Hong Kong shares in connection with, or as a result of, the Going Private Transactions will depend upon various factors. A holder of ADSs tendering ADSs in the Offer (including during the Subsequent Offering Period) will not bear any cancellation fees payable to the Depositary and/or Hong Kong stamp duty. Cancellation fees payable to the Depositary and/or stamp duty on transfer of Hong Kong shares will apply in other situations.

The following summarizes who bears what fees payable to the Depositary and Hong Kong stamp duty.

Scenario	ADS cancellation fee(1)	Hong Kong stamp duty(2)	Fees and taxes to be paid by Purchaser
If tender in the Offer:
ADSs	No cancellation fee borne by holder	No Hong Kong stamp duty borne by holder	ADS cancellation fee and Hong Kong stamp duty borne by Purchaser when surrendering ADSs for cancellation
Class A Ordinary Shares	N/A	Half of the Hong Kong stamp duty borne by holder	Remaining half of the Hong Kong stamp duty borne by Purchaser
Surrender / Withdrawal	Cancellation fee borne by holder	Hong Kong stamp duty borne by holder	N/A
Depositary Sale	Cancellation fee borne by holder	Half of the Hong Kong stamp duty borne by holder	Remaining half of the Hong Kong stamp duty borne by purchaser of Class A Ordinary Shares in the applicable Depositary Sale
Compulsory Acquisition
ADSs	Cancellation fee borne by holder	Half of the Hong Kong stamp duty borne by holder	Remaining half of the Hong Kong stamp duty borne by Purchaser
Class A Ordinary Shares	N/A	Half of the Hong Kong stamp duty borne by holder	Remaining half of the Hong Kong stamp duty borne by Purchaser
Share Consolidation
Fractional Class A Ordinary Shares	N/A	Half of the Hong Kong stamp duty borne by holder	Remaining half of the Hong Kong stamp duty borne by Purchaser

(1) Cancellation fee of $0.05 per ADS payable to the Depositary.
(2) Hong Kong stamp duty of 0.2% of the value of the underlying Class A Ordinary Shares.

Regulatory Approvals.

The Company is not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency, other than with the SEC, that would be required as a result of Parent’s or Purchaser’s acquisition or ownership of the Class A Ordinary Shares. There can be no assurance that any governmental authority will not challenge the acquisition of the Class A Ordinary Shares on competition or other grounds and if a challenge is made, the results cannot be predicted.

Rule 13e-3.

Because Parent and Purchaser are affiliates of the Company, the Going Private Transactions constitute a “going private” transaction under Rule 13e-3 under the Exchange Act. Rule 13e-3 requires, among other things, that certain information concerning the Company and certain information relating to the fairness of the Going Private Transactions and the consideration offered to the Company’s shareholders in the Offer and the Going Private Transactions be filed with the SEC and disclosed to the shareholders prior to consummation of the Offer and the Going Private Transactions. Such information has been provided in this Schedule 14D-9, the Schedule TO filed by Purchaser and Parent, and the Rule 13e-3 Transaction Statement to be filed by the Company, Parent and Purchaser (including the exhibits thereto).

Shareholder Approval of the Share Consolidation.

The Company expects to, if necessary, call the General Meeting for the shareholders to approve, among others, the Share Consolidation. The Compulsory Acquisition does not require any approval by the Company’s shareholders at a General Meeting.

Appraisal Rights

Holders of Class A Ordinary Shares or ADSs will not have appraisal rights in connection with the Offer and/or any Second Step Option.
In the Compulsory Acquisition, assuming the 90% Threshold has been met, Purchaser would be entitled and bound, by virtue of sending a Compulsory Acquisition Notice to any remaining holder of Class A Ordinary Shares (including any holders of Class A Ordinary Shares not tendered in the Offer, any holders of any Class A Shares delivered in a Surrender/Withdrawal, and the Depositary in respect of Class A Shares that it then holds), to acquire from each such remaining holder of Class A Ordinary Shares, upon the expiration of two months after the date of the Compulsory Acquisition Notice, all Class A Ordinary Shares then held by it at the Offer Price. Any remaining holder of Class A Ordinary Shares whose shares are acquired in a Compulsory Acquisition would be required to bear Hong Kong stamp duty of 0.1% of the value of the underlying Class A Ordinary Shares (with the remaining Hong Kong stamp duty of 0.1% of the value of the underlying Class A Ordinary Shares borne by Purchaser). No express appraisal rights in connection with the Compulsory Acquisition under the Companies Ordinance would be available to any remaining holder of Class A Ordinary Shares, but the remaining holders of Class A Ordinary Shares would have the right to apply to the Court within two months after the date on which the Compulsory Acquisition Notices are given for an order that Purchaser would not be entitled and bound to acquire those Class A Ordinary Shares. The Compulsory Acquisition would otherwise not require any approval of the shareholders of the Company at a General Meeting or any action of the shareholders of the Company or holders of ADSs (other than as set out in the Compulsory Acquisition Notice) and would follow the Deposit Agreement Termination/Delisting.

The Share Consolidation, on the other hand, needs approval from the shareholders of the Company at a General Meeting. Purchaser would control sufficient votes on its own to convene a General Meeting and to approve the Share Consolidation. The holders of Class A Ordinary Shares (including any Class A Ordinary Shares not tendered in the Offer and any Class A Shares delivered in a Surrender/Withdrawal, and after giving effect to any Depositary Sale) would not be entitled to appraisal rights.

Please refer to excerpt from Hong Kong Company Ordinance set forth in Annex C.

Annual Reports.

For additional information regarding the business and the financial results of the Company, please see the Form 20-F.

Legal Proceedings

No lawsuits challenging the Going Private Transactions are currently pending; however, such suits may be filed in the future.

Forward-Looking Statements.

This Schedule 14D-9 and the materials incorporated by reference herein contain forward looking statements, including statements relating to the proposed acquisition of the Company by Parent and the expected benefits of the acquisition and other matters that are not historical facts. Statements in this communication that relate to future results and events are forward-looking statements based on the Company’s current plans and expectations and are subject to a number of risks and uncertainties that could cause such plans and expectations, including actual results, to differ materially from those described in these forward-looking statements. You should not place undue reliance on these statements. All statements other than statements of historical fact, including statements containing the words “estimates,” “believes,” “anticipates,” “plans,” “expects,” “will,” and similar expressions, are statements that could be deemed forward-looking statements. Risks, uncertainties and other factors include, but are not limited to: (a) the inability of Purchaser to complete the Offer due to the failure to satisfy the Offer Conditions; (b) the failure of the proposed Offer to close for any other reason; (c) the failure to complete the Subsequent Offering Period or any other transactions undertaken in the Second Step Options; (d) risks related to disruption of management’s attention from the Company’s ongoing business operations due to these transactions; (e) the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against the Company and others relating to the Going Private Transactions; (f) the risk that the pendency of the proposed Offer and Going Private Transactions disrupt current plans and operations and the potential difficulties in employee retention as a result of the pendency of the proposed Offer and the Going Private Transactions; (g) the effect of the announcement of the proposed Offer and the Going Private Transactions on the Company’s relationships with its customers, operating results and business generally; and (h) the amount of the costs, fees, expenses and charges related to the Going Private Transactions. You should consider these factors carefully in evaluating the forward-looking statements. Many of these risks and uncertainties are beyond the Company’s control. No assurance can be given that actual results or events will not differ materially from those projected, estimated, assumed or anticipated in any such forward-looking statements. Important factors that could result in such differences, in addition to other factors noted with such forward-looking statements, are discussed in the Company’s Annual Report on Form 20–F for the fiscal year ended December 31, 2019, which was filed with the SEC on May 22, 2020, under the heading “Item 3D. Risk Factors,” and in any subsequently filed Current Reports on Form 6-K filed by the Company with the SEC. Inclusion of any information or statement in this Schedule 14D-9 does not necessarily imply that such information or statement is material. The Company disclaims any intent or obligation to update any forward-looking statements as a result of developments occurring after the date of this Schedule 14D-9 or otherwise, and such information included in this Schedule 14D-9 is based on information currently available and may not be reliable after this date.

Item 9. EXHIBITS.

The following Exhibits are filed herewith or incorporated herein by reference:

(a)(1)(A)	Offer to Purchase dated December 23, 2020 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Parent and Purchaser on December 23, 2020).

(a)(1)(B)	Form of Share Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by Parent and Purchaser on December 23, 2020).

(a)(1)(C)	Form of ADS Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed by Parent and Purchaser on December 23, 2020).

(a)(1)(D)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed by Parent and Purchaser on December 23, 2020).

(a)(1)(E)
Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed by Parent and Purchaser on  December 23, 2020.

(a)(1)(F)
Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed by Parent and Purchaser on December 23, 2020).

(a)(1)(G)	Form of Withdrawal Letter (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO filed by Parent and Purchaser on December 23, 2020).

(a)(5)(A)	Opinion of Houlihan Lokey (China) Limited, dated December 22, 2020 (included as Annex B to this Schedule 14D-9).

(a)(5)(B)	Discussion Materials prepared by Houlihan Lokey to the Independent Board Committee of the Board of Directors of the Company dated as of December 4, 2020.

(a)(5)(C)	Discussion Materials prepared by Houlihan Lokey to the Independent Board Committee of the Board of Directors of the Company dated as of December 22, 2020.

(e)(1)
Wanda Sports Group Company Limited Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company’s Registration Statement on Form F-1/A (File No. 333-232004) filed with the SEC on July 12, 2019, as amended).

(e)(2)
Second Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 10.1 of the Company’s Registration Statement on Form F-1/A (File No. 333-232004) filed with the SEC on July 12, 2019, as amended).

(g)	Not applicable.

*       Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 23, 2020

Wanda Sports Group Company Limited

By:	/s/ Edwin FUNG
Name: Edwin FUNG Title: Member of the Independent Board Committee

ANNEX A
Directors and Executive Officers

Maojun Zeng, our Chairman, also serves as the Chairman of the Compensation Committee, the Chairman of the Nomination and Corporate Governance Committee, and a member of the Audit Committee of the Company. Since July 2017, Mr. Zeng has served as President of the Wanda Film Group, part of the Wanda Cultural Industry Group. Mr. Zeng served as Senior Vice President of Wanda Cultural Industry Group from October 2016 to July 2017. He also has served as a director of AMC Entertainment Holdings, Inc., an indirect subsidiary of Wanda Group, since February 2016 and as Chairman of the board from March 2018 until December 2019. Mr. Zeng has served as the President of Wanda Film Holding Co., Ltd. (formerly known as Wanda Cinema Line Corporation), a subsidiary of Wanda group, since June 2015, and has served as a member of its board of directors since January 2013. Since joining the Wanda Group in 2006, Mr. Zeng has held other positions within the Wanda Group. Mr. Zeng holds an undergraduate degree and a master's degree in business administration from Renmin University in China.

Hengming Yang, our President and Chief Executive Officer, joined Dalian Wanda GCL in November 2016. Mr. Yang joined BP in 2001 holding various positions across China and the United Kingdom. From January 2015 to October 2016, Mr. Yang served as the President of BP China and the Chairman of BP (China) Investment Holdings Limited. Between 1998 and 2001 he served as a Controller in DaimlerChrysler in Singapore and as an Operation Executive Management Trainee at McDonald Corporation in Chicago between 1996 and 1997. From 1992 to 1994, Mr. Yang was the Executive Assistant to the CEO at Minmetals USA in New Jersey and from 1989 to 1991 worked in Business Development at China Minmetals Corporation in Beijing. Mr. Yang received a bachelor degree in business management from the University of International Business and Economics in Beijing, China and a master of business administration from the American Graduate School of International Management in Arizona. Mr. Yang is a citizen of Singapore.
Honghui Liao, our Chief Financial Officer, joined Dalian Wanda GCL in July 2016. Mr. Liao has over 20 years of experiences in financial accounting and auditing. Prior to joining Dalian Wanda Group, Mr. Liao served various roles at Walmart China for over 18 years, including Vice President of Finance, Vice President of Corporate Affairs, and Chief Integration Officer. Mr. Liao received an MBA degree from the Hong Kong University of Science and Technology and he is a member of Association of Chartered Certified Accountant, holds the qualifications for the Chinese Institute of Certified Public Accountants, and the Certified Public Valuer.
Philippe Blatter is our Vice Chairman and President and Chief Executive Officer of Infront. Mr. Blatter has two decades of experience in sports business. Prior to joining Infront as President and Chief Executive Officer in 2005, Mr. Blatter spent 11 years at McKinsey & Company. He left McKinsey in 2005 as Partner. During his tenure at McKinsey he founded the firm’s Sports Practice. In 2017, Mr. Blatter was included in ESPN FC’s “Football 50 most influential people.” In 2012, Mr. Blatter was credited by SPONSORs—Germany’s leading sports business magazine—as one of the Top 10 “Most Influential People in International Sport”; in 2008 he was ranked as one of the Top 100 “Most Powerful People in Sport” by the international sports industry outlet SportsPro Magazine. Mr. Blatter also served as a board member of the non-profit organization Right To Play Switzerland for several years. Mr. Blatter holds a master of science degree from the Swiss Federal Institute of Technology in Zurich (ETH) and a master of business administration from the Kellogg Graduate School of Management at Northwestern University in Evanston, Illinois. Mr. Blatter is a citizen of Switzerland.
Yimin Gao is the President and Chief Executive Officer of WSC since October 18, 2019. Prior to becoming the Chief Executive Officer of WSC Mr. Gao served as the CEO of Wanda KIDSPLACE, one of the largest operators of children’s early-education centers and playgrounds in China. Mr. Gao has held various positions of increasing responsibility in the culture and real estate subsidiaries of Wanda Group, of which we are a part, since 2010. Mr. Gao holds a bachelor degree in industrial and civil architecture from the Hebei University of Architecture.

Edwin Fung serves as one of our independent directors and has been in this position since May 31, 2019. Mr. Fung is a professional accountant and a fellow member of the Hong Kong Institute of Certified Public Accountants. Mr. Fung joined KPMG in Hong Kong in 1986 and became partner in 1999. Mr. Fung has over 30 years of professional experience including financial auditing, Hong Kong and U.S. initial public offerings and subsequent
A-1

acquisitions and financing, risk management, internal control compliance, corporate restructuring and financing. From 2010 to 2011, Mr. Fung, founding chairman of KPMG’s Global China Practice, established a local China practice in 40 countries around the world to assist Chinese companies to invest overseas. In 2012, Mr. Fung became the Senior Partner of KPMG Northern China region and Senior Partner of Beijing office. In 2015, Mr. Fung established KPMG’s innovative Start-up Centre in ZhongGuanCun, Beijing to provide professional services to start-up companies. In September 2017, Mr. Fung retired from KPMG. Prior to his retirement, Mr. Fung was Vice Chairman and member of the management committee of KPMG China. Mr. Fung currently acts as the advisor to the Sino-International Entrepreneurs Federation and the independent director of Phoenix Tree Holdings Limited, a company listed on the New York Stock Exchange. Mr. Fung is a citizen of Hong Kong SAR, People’s Republic of China.
Kenneth Jarrett serves as one of our independent directors and has been in this position since October 24, 2019. Mr. Jarrett currently serves as a Senior Advisor at the Albright Stonebridge Group, advising global businesses, investors, and organizations with commercial interests in China and East Asia. Previously, he was President of the American Chamber of Commerce in Shanghai, where he helped hundreds of U.S. companies establish and grow their operations in China. From 2008 to 2013, he was Chairman of Greater China for APCO Worldwide, a public affairs consultancy. Before entering the private sector, Mr. Jarrett had a 26-year career in public service with the U.S. Government, during which he served as Consul General in Shanghai, Deputy Consul General in Hong Kong and Director of Asian Affairs at the White House National Security Council. Mr. Jarrett is a member of the China Advisory Council for Cornell University and the National Committee for U.S.-China Relations. He has also served on Advisory Councils for the Mayor of Nanjing, the Mayor of Wuxi and the Suzhou Industrial Park and is a recipient of the Magnolia Award (Silver) from the government in Shanghai. Mr. Jarrett is a graduate of Cornell University and holds an MA from Yale University and the National War College. Mr. Jarrett is a citizen of United States.

A-2

ANNEX B
Opinion of the Independent Board Committee’s Financial Advisor

 December 22, 2020

The Independent Committee of the Board of Directors of Wanda Sports Group Company Limited
9/F, Tower B, Wanda Plaza
93 Jianguo Road, Chaoyang District
100022, Beijing
People's Republic of China

Dear Members of the Independent Committee:

We understand that Wanda Sports & Media (Hong Kong) Holding Co. Limited (the “Purchaser”), which is a wholly-owned subsidiary of Wanda Culture Holding Co., Ltd. (the “Parent”), will commence a tender offer for all of the Class A ordinary shares with no par value of Wanda Sports Group Company Limited (the “Company”) (the “Class A Ordinary Shares”), including all Class A Ordinary Shares represented by the American depositary shares of the Company (each two American depositary shares representing three Class A Ordinary Shares) (the “ADSs”) (such tender offer, the “Offer”), at a purchase price of $1.70 in cash per Class A Ordinary Share, or $2.55 in cash per ADS (the “Consideration”), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (as defined below).

Subsequent to the completion of the Offer, (i) in the event that the 90% Threshold (as defined in the Offer to Purchase) is met, the Purchaser will undertake a Compulsory Acquisition (as defined in the Offer to Purchase), upon the completion of which the Purchaser would own, directly or indirectly, 100% of the Class A Ordinary Shares (other than Class A Ordinary Shares held by the Associates (as defined in the Offer to Purchase)); or (ii) in the event that the 90% Threshold is not met, (x) Deutsche Bank Trust Company Americas, the depositary of the ADSs, may cause a Depositary Sale (as defined in the Offer to Purchase) after the termination of the Deposit Agreement (as defined in the Offer to Purchase) pursuant to the terms and conditions therein, in which Purchaser has indicated its willingness to purchase Class A Ordinary Shares at the Consideration, and/or (y) the Purchaser  may cause the Company to effect a Share Consolidation (as defined in the Offer to Purchase) to reduce the number of holders of Class A Ordinary Shares of record to fewer than 300, and assuming the number of holders of record of Class A Ordinary Shares is below 300, then undertake the SEC Deregistration (as defined in the Offer to Purchase) (collectively, the “Transaction”).

The Independent Committee (the “Committee”) of the Board of Directors (the “Board”) of the Company has requested that Houlihan Lokey (China) Limited (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Committee as to whether, as of the date hereof, the Consideration to be received by the holders of the Class A Ordinary Shares and the ADSs of the Company (other than the Parent, the Purchaser, the Associates or their respective affiliates) (collectively, the “Unaffiliated Shareholders”) in the Transaction is fair to them from a financial point of view.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances.  Among other things, we have:

1.	reviewed the draft dated December 18, 2020 of the offer to purchase which is an exhibit to the Schedule TO to be filed by the Parent and the Purchaser (the “Offer to Purchase”);

2.
reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant, including certain publicly available research analyst estimates (and adjustments thereto) with respect to the future financial performance of the Company;

3.
reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company, including financial projections (and adjustments thereto) prepared by the management of the Company relating to the Company for the fiscal years ending 2020 through 2024;

4.	spoken with certain members of the management of the Company regarding the respective businesses, operations, financial condition and prospects of the Company, the Transaction and related matters;

5.	compared the financial and operating performance of the Company with that of other public companies that we deemed to be relevant;

6.
reviewed the current and historical market prices and trading volume for certain of the Company’s publicly traded securities, and the current and historical market prices and trading volume of the publicly traded securities of certain other companies that we deemed to be relevant;

7.
reviewed certificates and/or confirmation emails addressed to us from senior management of the Company which contains, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, us by or on behalf of the Company; and

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised us, and we have assumed, that the financial projections (and adjustments thereto) reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company and the other matters covered thereby, and we express no opinion with respect to such projections or the assumptions on which they are based. With respect to the publicly available research analyst estimates for the Company referred to above, we have reviewed and discussed such estimates with the management of the Company and such management has advised us, and we have assumed, that such estimates represent reasonable estimates and judgments of the future financial results and condition of the Company and the other matters covered thereby, and we express no opinion with respect to such estimates or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no change in the businesses, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. As you are aware, the credit, financial and stock markets have recently been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on the Transaction, and this Opinion does not purport to address potential developments in any such markets.  In addition, we express no view as to, and this Opinion does not address, foreign currency exchange risks (if any) associated with the Transaction, the financial projections or otherwise.

We have relied upon and assumed, without independent verification, that (a) the statements in the Offer to Purchase and all other related documents and instruments that are referred to therein are true and correct, (b) the Parent, the Purchaser and each party to such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the Offer to Purchase and such other related documents and instruments, without any amendments or modifications thereto. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable foreign, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of the Company or the Purchaser, or otherwise have an effect on the Transaction, or the Company that would be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final Offer to Purchase as filed with the Securities and Exchange Commission will not differ in any material respect from the draft of the Offer to Purchase identified above.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company, or any other party, nor were we provided with any such appraisal or evaluation. We did not estimate, and express no opinion regarding, the liquidation value of any entity or business. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.

We have not been requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the securities, assets, businesses or operations of the Company or any other party, or any alternatives to the Transaction or (b) advise the Committee, the Board or any other party with respect to alternatives to the Transaction. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.  We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof.

This Opinion is furnished for the use of the Committee (in its capacity as such) in connection with its evaluation of the Transaction and may not be used for any other purpose without our prior written consent. This Opinion is not intended to be, and does not constitute, a recommendation to the Committee, the Board, any security holder or any other party as to how to act or vote or make any election with respect to any matter relating to the Transaction or otherwise.

In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, the Purchaser, or any other party that may be involved in the Transaction and their respective affiliates or security holders or any currency or commodity that may be involved in the Transaction.

Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to the Company, the Purchaser, other participants in the Transaction or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of our and their respective employees may have committed to invest in private equity or other investment funds managed or advised by the Company, the Purchaser, other participants in the Transaction or certain of their respective affiliates or security holders, and in portfolio companies of such funds, and may have co-invested with the Company, the Purchaser, other participants in the Transaction or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, the Purchaser, other participants in the Transaction or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

 In addition, we will receive a fee for rendering this Opinion, a portion of which is contingent upon the consummation of the Transaction. The Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Committee, the Board, the Company, or Purchaser, the Parent, their respective security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Consideration to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company,  Purchaser, the Parent, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for the Company, the Purchaser, the Parent or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s, the Purchaser’s, the Parent’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s, the Purchaser’s, the Parent’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, the Purchaser, the Parent, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of the Company, the Purchaser or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Consideration or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice.  It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Committee, on the assessments by the Committee, the Board, the Company, the Purchaser, the Parent and their respective advisors, as to all legal, regulatory, accounting, insurance, tax and other similar matters with respect to the Company, the Purchaser and the Transaction or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Consideration to be received by the Unaffiliated Shareholders of the Company in the Transaction is fair to them from a financial point of view.

Very truly yours,

/s/ Houlihan Lokey (China) Limited

ANNEX C
EXCERPT OF COMPANIES ORDINANCE

A. Squeeze Out

693. Offeror may give notice to buy out minority shareholders
(1)
If, in the case of a takeover offer that does not relate to shares of different classes, the offeror has, by virtue of acceptances of the offer, acquired, or contracted unconditionally to acquire, at least 90% in number of the shares to which the offer relates, the offeror may give notice to the holder of any other shares to which the offer relates that the offeror desires to acquire those shares.

(2)
If, in the case of a takeover offer that relates to shares of different classes, the offeror has, by virtue of acceptances of the offer, acquired, or contracted unconditionally to acquire, at least 90% in number of the shares of any class to which the offer relates, the offeror may give notice to the holder of any other shares of that class to which the offer relates that the offeror desires to acquire those shares.

(3)
If, in the case of a takeover offer that does not relate to shares of different classes, the offeror has, by virtue of acceptances of the offer, acquired, or contracted unconditionally to acquire, less than 90% in number of the shares to which the offer relates, the offeror may apply to the Court for an order authorizing the offeror to give notice to the holder of any other shares to which the offer relates that the offeror desires to acquire those shares.

(4)
If, in the case of a takeover offer that relates to shares of different classes, the offeror has, by virtue of acceptances of the offer, acquired, or contracted unconditionally to acquire, less than 90% in number of the shares of any class to which the offer relates, the offeror may apply to the Court for an order authorizing the offeror to give notice to the holder of any other shares of that class to which the offer relates that the offeror desires to acquire those shares.

(5)	The Court may, on application under subsection (3) or (4), make the order if it is satisfied that—
(a)	after reasonable enquiry, the offeror has been unable to trace one or more of the persons holding shares to which the takeover offer relates;
(b)
had the person, or all those persons, accepted the takeover offer, the offeror would have, by virtue of acceptances of that offer, acquired, or contracted unconditionally to acquire, at least 90% in number of the shares, or the shares of any class, to which that offer relates; and

(c)	the consideration offered is fair and reasonable.
(6)
The Court must not make the order unless it is satisfied that it is just and equitable to do so having regard to all the circumstances and, in particular, to the number of holders of shares who have been traced but who have not accepted the takeover offer.

(7)	If the Court makes an order authorizing the offeror to give notice to the holder of any shares, the offeror may give notice to that holder.

694. Notice to minority shareholders
(1)	A notice to a holder of shares under section 693—
(a)	must be given in the specified form; and
(b)	must be given to the holder before whichever is the earlier of the following—
(i)	the end of the period of 3 months beginning on the day after the end of the offer period of the takeover offer;
(ii)	the end of the period of 6 months beginning on the date of the takeover offer.

(2)	The notice must be given to the holder of shares—
(a)	by delivering it personally to that holder in Hong Kong;
(b)	by sending it by registered post to that holder to—
(i)	an address of that holder in Hong Kong registered in the books of the company; or
(ii)	if there is no such address, an address in Hong Kong supplied by that holder to the company for the giving of notice to that holder; or
(c)          in the manner directed by the Registrar on an application made under subsection (3).
(3)	An offeror may apply to the Registrar for directions regarding the manner in which the notice is to be given to a holder of shares if—
(a)	there is no address of the holder in Hong Kong registered in the books of the company; and
(b)	the holder has not supplied to the company an address in Hong Kong for the giving of notice to the holder.
(4)	If the takeover offer gives the holder of shares a choice of consideration, the notice—
(a)	must give particulars of the choices;
(b)	must state that the holder may, within 2 months after the date of the notice, indicate the holder’s choice by a letter sent to the offeror at an address specified in the notice; and
(c)	must state which consideration specified in the offer will apply if the holder does not indicate a choice.
(5)
If the takeover offer provides that the holder of shares is to receive shares in or debentures of the offeror, with an option to receive some other consideration to be provided by a third party instead, the offeror may indicate in the notice that the terms of the takeover offer include the option.

(6)
If the offeror does not indicate in the notice that the terms of the takeover offer include the option, the offeror may offer in the notice a corresponding option to receive some other consideration to be provided by the offeror.

(7)
For the purposes of subsection (5), consideration is to be regarded as being provided by a third party if it is made available to the offeror on terms that it is to be used by the offeror as consideration for the takeover offer.

695. Offeror’s right to buy out minority shareholders
(1)	This section applies if a notice is given under section 693 to the holder of any shares.
(2)	Unless the Court makes an order under subsection (3), the offeror is entitled and bound to acquire the shares on the terms of the takeover offer.
(3)	The Court may, on application by the holder made within 2 months after the date on which the notice was given, order that—
(a)	the offeror is not entitled and bound to acquire the shares; or
(b)	the offeror is entitled and bound to acquire the shares on the terms specified in the order.
(4)	For the purposes of subsection (2)—
(a)
if the takeover offer falls within section 694(4), the terms of the takeover offer are to be regarded as including the particulars and statements included in the notice for the purposes of that section;

(b)	if the takeover offer falls within section 694(5), the terms of the takeover offer are to be regarded as not including the option unless the offeror indicates otherwise in the notice; and
(c)
if, within 2 months after the date of the notice, the holder of the shares, by a letter sent to the offeror at an address specified in the notice, exercises the corresponding option offered under section 694(6), the terms of the takeover offer are to be regarded as including the corresponding option.

696. Obligations of offeror with right to buy out minority shareholders
(1)	If, by virtue of section 695(2), an offeror is entitled and bound to acquire any shares in a company, the offeror must comply with subsection (3) within 2 months after the date of the notice.
(2)
If an application for the purposes of section 695(3) is pending at the end of those 2 months, the offeror must comply with subsection (3) as soon as practicable after the application has been disposed of, unless the Court orders that the offeror is not entitled and bound to acquire the shares.

(3)	The offeror—
(a)	must send to the company—
(i)	a copy of the notice under section 693; and
(ii)	an instrument of transfer of the shares to which the notice relates, executed on behalf of the holder of the shares by a person appointed by the offeror; and
(b)	must pay or transfer to the company the consideration for the shares to which the notice relates.
(4)	Subsection (3)(a)(ii) does not require the offeror to send to the company an instrument of transfer of any shares for which a share warrant is for the time being outstanding.

697.  Company must register offeror as shareholder
On receiving an instrument of transfer under section 696(3)(a)(ii), the company must register the offeror as the holder of the shares.

698.  Company must hold consideration paid by offeror on trust
(1)
On receiving any consideration under section 696(3)(b) in respect of any shares, the company must hold the consideration on trust for the person who, before the offeror acquired the shares, was entitled to them.

(2)	If the consideration consists of any money, the company must deposit the money into a separate interest-bearing bank account.
(3)	The company must not pay out or deliver the consideration to any person claiming to be entitled to it unless the person produces to the company—
(a)	the share certificate or other evidence of title to the shares; or
(b)	an indemnity to the company’s satisfaction.

699. Provisions supplementary to section 698
(1)	This section applies if—
(a)	the person entitled to the consideration held on trust under section 698(1) cannot be found;

(b)	the company has made reasonable enquiries at reasonable intervals to find that person; and
(c)	12 years have elapsed since the consideration was received, or the company is wound up.
(2)	The company, or if the company is wound up, the liquidator, must sell—
(a)	any consideration other than cash; and
(b)	any benefit other than cash that has accrued from the consideration.
(3)	The company, or if the company is wound up, the liquidator, must pay into court a sum representing—
(a)	the consideration so far as it is cash;
(b)	the proceeds of any sale under subsection (2); and
(c)	any interest, dividend or other benefit that has accrued from the consideration.
(4)	The trust terminates on the payment being made under subsection (3).
(5)	The expenses of the following may be paid out of the consideration held on trust—
(a)	the enquiries mentioned in subsection (1)(b);
(b)	the sale mentioned in subsection (2);
(c)	the proceedings relating to the payment into court mentioned in subsection (3).

B. Share consolidation

170.  Permitted alteration of share capital
(1)	A limited company may alter its share capital in any one or more of the ways set out in subsection (2).
(2)	The company may—
(a)	increase its share capital by allotting and issuing new shares in accordance with this Part;
(b)	increase its share capital without allotting and issuing new shares, if the funds or other assets for the increase are provided by the members of the company;
(c)	capitalize its profits, with or without allotting and issuing new shares;
(d)	allot and issue bonus shares with or without increasing its share capital;
(e)	convert all or any of its shares into a larger or smaller number of shares;
(f)	cancel shares—
(i)	that, at the date the resolution for cancellation is passed, have not been taken or agreed to be taken by any person; or
(ii)	that have been forfeited.
(3)	A limited company may alter its share capital as referred to in subsection (2)(e) or (f) only by resolution of the company.
Note—
Sections 140 and 141 contain provisions requiring a resolution of the company for an allotment of shares. Those sections may be relevant to an alteration of share capital referred to in subsection (2)(a), (c) or (d).
(4)	A resolution referred to in subsection (3) may authorize the company to exercise the power—
(a)	on more than one occasion;
(b)	at a specified time or in specified circumstances.

(5)	Any amount remaining unpaid on shares being converted under subsection (2)(e) is to be divided equally among the replacement shares.
(6)	If shares are cancelled under subsection (2)(f), the company must reduce its share capital by the amount of the shares cancelled.
(7)	For the purposes of Part 5, a cancellation of shares under this section is not a reduction of share capital.
A limited company’s articles may exclude or restrict the exercise of a power conferred by this section.